SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.3)*

Novell, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

670006105
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)   [x]
(b)   [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
11,894,134

8SHARED VOTING POWER
0

9.SOLE DISPOSITIVE POWER
11,894,134

10.SHARED DISPOSITIVE POWER
0

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,894,134

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14.TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)   [x]
(b)   [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8SHARED VOTING POWER
12,805,866

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
12,805,866

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,805,866

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%

14.TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International Capital Advisors Inc.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)   [x]
(b)   [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
OO

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8SHAED VOTING POWER
12,805,866

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
12,805,866

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,805,866

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%

14.TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.10 par value (the "Common Stock"), of Novell, Inc. (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors, Inc. ("EICA")(collectively, the "Reporting Persons") as of November 23, 2010 and amends and supplements the Schedule 13D filed on February 12, 2010, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

Elliott individually beneficially owns 11,894,134 shares of Common Stock, which constitute 3.4% of all of the outstanding shares of Common Stock.  The 11,894,134 shares of Common Stock owned by Elliott are owned through The Liverpool Limited Partnership, a Bermuda limited partnership (“Liverpool”), which is a wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 12,805,866 shares of Common Stock, which constitute 3.6% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 24,700,000 shares of Common Stock constituting 7.0% of all of the outstanding shares of Common Stock, and an economic interest in additional 1.5% of the outstanding shares of Common Stock as further described in Item 6 below.

ITEM 4.Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

On November 21, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Attachmate Corporation, a Washington corporation (“Parent”), and Longview Software Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Issuer, with the Issuer surviving as the wholly owned subsidiary of Parent, all subject to the terms and conditions set forth in the Merger Agreement (the “Merger”).  A copy of the Merger Agreement was filed by the Issuer on Form 8-K/A with the Securities and Exchange Commission and is publicly available at www.sec.gov.

On November 21, 2010, Elliott and Elliott International entered into an Equity Commitment Letter with Parent (the “Equity Commitment Letter”) pursuant to which each agreed to provide certain financing in connection with the Merger. Under the Equity Commitment Letter, each of Elliott and Elliott International confirmed that it will, subject to the terms and conditions set forth in the Equity Commitment Letter, contribute, or cause to be contributed to Parent, through a contribution to Wizard Parent LLC, a Delaware limited liability company (“Wizard Parent”) and the ultimate parent company of Parent, its Pro Rata Portion (as defined in the Equity Commitment Letter) of a number of shares of Common Stock that is, in the aggregate, equal to the quotient of (i) $72,500,000, divided by (ii) the Merger Consideration (as defined in the Merger Agreement) (as the same may be increased by any amendment to the Merger Agreement or otherwise following the date of the Equity Commitment Letter) for the purpose of consummating the Merger in accordance with the terms of the Merger Agreement. The maximum amount of contributions to be made by Elliott and Elliott International under the Equity Commitment Letter may be increased under certain circumstances contemplated by the Equity Commitment Letter or the Interim Sponsors Agreement, dated November 21, 2010 (the “Interim Sponsors Agreement”), among Elliott, Elliott International and the other Sponsors (as defined in the Interim Sponsors Agreement) that are party thereto. In consideration of such contributions, Elliott and Elliott International will receive equity securities of Wizard Parent as contemplated by the Interim Sponsors Agreement and by the Investment Agreement, dated November 21, 2010 (the “Investment Agreement”), among Wizard Parent, Elliott and Elliott International. The Investment Agreement also contemplates that Elliott and Elliott International will additionally contribute a number of shares of Common Stock that is, in the aggregate, equal to the quotient of (i) $22,500,000, divided by (ii) the Merger Consideration (as the same Merger Consideration may be increased by any amendment to the Merger Agreement or otherwise following the date of the Equity Commitment Letter) in exchange for certain equity securities of Wizard Parent.  The obligation of each of Elliott and Elliott International to fund its commitments will expire on the terms and conditions set forth in the Equity Commitment Letter.

The above description of the Equity Commitment Letter is qualified in its entirety by the Equity Commitment Letter, a copy of which is attached hereto as Exhibit C, the Interim Sponsors Agreement, a copy of which is attached hereto as Exhibit D, and the Investment Agreement, a copy of which is attached hereto as Exhibit E, each of which is incorporated herein by reference.

On November 21, 2010, Elliott and Elliott International also delivered a Limited Guarantee (the “Guarantee”) to the Issuer, pursuant to which each agreed, on a several and not joint nor joint and several basis (based on their respective Pro Rata Portions (as defined in the Guarantee)) and subject to the terms and conditions set forth in the Guarantee, among other things, to irrevocably and unconditionally guarantee to the Issuer the due and punctual payment by Parent to the Issuer of 17.058824% of the Parent Termination Fee (as defined in the Merger Agreement) and/or 17.058824% of any amounts payable pursuant to Section 8.2(f), Section 6.14(c) and/or Section 6.15 of the Merger Agreement.

The above description of the Guarantee is qualified in its entirety by the Guarantee, a copy of which is attached hereto as Exhibit F and is incorporated herein by reference.

On November 21, 2010, Elliott and Elliott International also entered into a letter agreement (the “Side Letter”) with Francisco Partners, L.P., a Delaware limited partnership (“Francisco”), pursuant to which Elliott and Elliott International agreed, subject to the terms and conditions set forth in the Side Letter, to contribute to a newly formed Delaware limited liability company to be managed by Francisco (the “New LLC”) shares of Common Stock having an aggregate value, based on the Merger Consideration (as the Merger Consideration may be increased by any amendment to the Merger Agreement or otherwise following the date of the Side Letter) of $15,000,000 (the “LLC Contribution”). Immediately following the LLC Contribution, the New LLC will contribute the LLC Contributed Shares (as defined in the Side Letter) to Wizard Parent in exchange for equity securities of Wizard Parent.

The above description of the Side Letter is qualified in its entirety by the Side Letter, a copy of which is attached hereto as Exhibit G and is incorporated herein by reference.

On November 21, 2010, Elliott and Elliott International also entered into a Voting Agreement (the “Voting Agreement”) with Parent and Merger Sub, pursuant to which each agreed, among other things, to vote shares of Common Stock held by them in favor of the Merger and against any proposal made in opposition to or competition with the Merger. Elliott and Elliott International also agreed that, during the period beginning on November 21, 2010 and terminating on the Expiration Date (as defined in the Voting Agreement), they will not (i) transfer, assign, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing, any or all of the Subject Shares (as defined in the Voting Agreement) or any right or interest therein (“Transfer”); (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Subject Shares (other than the proxy contemplated in Section 3 of the Voting Agreement); or (iv) deposit any of the Subject Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Subject Shares; provided, however, that Elliott and Elliott International (and any permitted transferee under the Voting Agreement) may Transfer any or all of the Subject Shares to any Affiliate of Elliott and Elliott International if such Affiliate provides Parent and Merger Sub with a written agreement to be bound by the terms of the Voting Agreement and to hold such Subject Shares subject to all terms of the Voting Agreement, in each case, as if it were Elliott and Elliott International.

The above description of the Voting Agreement is qualified in its entirety by the Voting Agreement, a copy of which is attached hereto as Exhibit H and is incorporated herein by reference.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Elliott (through Liverpool) and Elliott International have entered into notional principal amount derivative agreements (the “Derivative Agreements”) with respect to 2,087,558 and 3,131,338 shares of Common Stock of the Issuer, respectively (representing an economic interest in 0.6% and 0.9% of the shares of Common Stock of the Issuer, respectively).  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreements.  The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

Except as described above in Item 4 and in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – March 2, 2010 Letter to the Issuer’s Board of Directors (previously filed)

Exhibit C – Equity Commitment Letter

Exhibit D – Interim Sponsors Agreement

Exhibit E – Investment Agreement

Exhibit F – Guarantee

Exhibit G – Side Letter

Exhibit H – Voting Agreement

Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days (previously filed)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  November 24, 2010

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
                            Elliot Greenberg
                           Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                             Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
           Elliot Greenberg
           Vice President

EXHIBIT C

EXECUTION COPY

Elliott Management
712 Fifth Avenue
New York, NY 10019

November 21, 2010

Attachmate Corporation
1500 Dexter Ave. N.
Seattle, WA 98109
Attention:  General Counsel

Ladies and Gentlemen:

Attachmate Corporation, a Washington corporation (“Parent”), has informed us that it proposes to acquire via a merger (the “Merger”) Novell, Inc., a Delaware corporation (the “Company”), pursuant to an Agreement and Plan of Merger, dated on or about the date hereof (as the same may be amended, modified or restated in accordance with the terms thereof, the “Merger Agreement”), among Parent, Longview Software Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company.  Capitalized terms used and not otherwise defined in this letter agreement (this “Agreement”) shall have the meanings ascribed to such terms in the Merger Agreement.

We are pleased to advise you that Elliott Associates, L.P., a Delaware limited partnership, and Elliott International, L.P., a Cayman Islands limited partnership (each, an “Investor” and collectively, the “Investors”), are committed, on the terms and conditions set forth in this Agreement, to provide on a timely basis to Parent, through a contribution to Wizard Parent, LLC, a Delaware limited liability company and the ultimate parent company of Parent (“Wizard Parent”), a number of shares of Company Common Stock that is, in the aggregate, equal to the quotient of (i) $72,500,000, divided by (ii) the Merger Consideration (as the Merger Consideration may be increased by any amendment to the Merger Agreement or otherwise following the date of this Agreement) (the “Contribution Obligation”) for the purpose of consummating the Merger in accordance with the terms of the Merger Agreement, in exchange for equity securities of Wizard Parent in the amounts, and providing for the rights, contemplated by that certain Interim Sponsor Agreement, dated on or about the date hereof, among the Investors, the other Equity Investors and certain of their affiliates; provided that, in the event that the lead arrangers of the Debt Financing exercise the “market flex” right provided in any Fee Letter to require the investment of additional junior capital (such requirement, a “Market Flex Requirement”), the “Contribution Obligation” shall be increased by an amount equal to 17.058823% of the amount of such Market Flex Requirement (which additional amount, in the case of a Market Flex Requirement under the Fee Letter related to the current Debt Commitment Letter (the “Current Fee Letter”), shall be satisfied by the issuance of Junior Capital (as defined in the Current Fee Letter) in form and substance reasonably acceptable to the Requisite Arrangers (as defined in the Current Fee Letter); provided, further that in no event shall the “Contribution Obligation” be increased pursuant to the immediately foregoing proviso by more than $17,058,823 without the written consent of the Investors (which may be withheld, delayed or conditioned in the sole discretion of the Investors).  Each Investor may make the Contribution

Obligation through one or more of its Affiliated funds to be designated by it, provided that any such designation shall not relieve such Investor of its obligations hereunder. The Investors’ commitment is conditioned upon (a) the prior fulfillment (and not the waiver, unless such waiver is provided with the Investors’ prior written consent, in their sole discretion) in accordance with the terms and conditions of each and all of the conditions precedent to Parent’s and Merger Sub’s obligations to consummate the Merger under the Merger Agreement, (b) the prior or concurrent fulfillment or waiver in accordance with the terms and conditions of each and all of the conditions precedent to obligations of the other Equity Investors under each of their respective Equity Funding Letters, (c) the Debt Financing being made immediately available to Parent in an amount of not less than $1,050,000,000, less the amount of any junior capital Market Flex Requirement, upon the funding of the Equity Financing, (d) the contemporaneous closing of the Merger, (e) the absence of any amendment, modification or waiver of any provision of the Merger Agreement (other than as consented to in writing by the Investors, in their sole discretion), and (f) the absence of any Law or Order or action taken by any Governmental Entity of competent jurisdiction enjoining or otherwise prohibiting the transactions contemplated  by this Agreement.  There are no conditions to the Contribution Obligations other than the conditions set forth in this paragraph.  Each Investor hereby confirms that the funds necessary to fulfill its obligations under this Agreement are available to it and reserved solely for the purposes hereof and no internal or other approval is required for such Investor to fulfill its obligations hereunder.

This commitment is solely for the benefit of Parent and is not intended (expressly or impliedly) to confer any benefits on, or create any rights in favor of, any other Person.  Nothing set forth herein contains or gives, or shall be construed to contain or to give, any Person other than Parent (including any Person acting in a representative capacity) any remedies under or by reason of, or any rights to enforce or cause Parent to enforce, the commitment set forth herein; provided, however that the Investors and Parent each acknowledge and agree that the Company shall be an express third party beneficiary of this Agreement to the extent and only after and to the extent that it has obtained in accordance with the terms of Section 9.11(b)(ii)(B) of the Merger Agreement an order requiring the Parent to specifically perform its obligations pursuant to the terms of the Merger Agreement to seek enforcement of this Agreement and to cause the Merger to be consummated.

Each Investors reserve the right, prior to or after execution of definitive documentation for the financing transactions contemplated hereby, to assign any portion of its commitment hereunder to one or more of its Affiliates, or to one or more other investors; provided, however, that no assignment hereunder shall relieve such Investor from its obligations hereunder unless and until the actual funding of such assigned portion of such Investor’s commitment effective upon the closing of the Merger.

The Investors’ obligation to fund the Contribution Obligation shall expire on the earliest to occur of (A) the termination of the Merger Agreement in accordance with its terms, (B) the date the Investors, their Affiliates or their assigns provide (or cause to be provided) to Parent, through a contribution to Wizard Parent, an aggregate amount equal to the Contribution Obligation, (C) any amendment to or modification or waiver of the Merger Agreement not consented to in writing by the Investors, in their sole discretion, (D) the consummation of the Merger after giving

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effect to the Contribution Obligation, (E) the delivery by the Investors to Parent of a written notice terminating this Equity Funding Letter at any time following the expiration of sixty (60) calendar days following the End Date, (F) the enactment or issuance of any final and non appealable Law or Order or the taking of any other final and non appealable action by any Governmental Entity of competent jurisdiction enjoining or otherwise prohibiting the transactions contemplated by this Agreement or (G) any claim by the Company under or action, claim, suit or proceeding brought by the Company with respect to any Sponsor Guarantee  any Guarantor or any Affiliate thereof (other than in respect of a Reimbursement Obligation (as defined in such Sponsor Guarantee) or (H) any other claim under or action, claim, suit or proceeding  against any Investor or any Affiliate thereof in connection with this Agreement, the Investors’ Sponsor Guarantee, the Merger Agreement or any transaction contemplated hereby or thereby or otherwise relating thereto, other than Guarantee Claims, Merger Agreement Claims or Equity Commitment Claims (as defined in the Investors’ Sponsor Guarantee).   From and after the expiration of this Agreement in accordance with its terms, none of the Investors, their respective Affiliates, their respective partners, or any of their respective directors, officers, managers, employees or agents, will have any further liability or obligation to any Person as a result of this Agreement.

In no event shall the Investors or any of their Affiliates have any liability hereunder in the event that the Merger Agreement is terminated, except as expressly provided in, and subject to the limitations of, the Sponsor Guarantee delivered by the Investors in connection with the Merger Agreement.  Notwithstanding anything that may be expressed or implied in this Agreement, Parent covenants, agrees and acknowledges that no Person other than the undersigned shall have any obligation hereunder and that no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against, and no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, equity holder, partner, Affiliate or agent of the undersigned or of any of its assignees (other than any assignees hereunder) for any obligations of the undersigned under this Agreement or for any claim based on, in respect of or by reason of any such obligations or their creation.  Under no circumstances shall the Investors be liable to the Company or any other Person for consequential, punitive, exemplary, multiple, special or similar damages, or for lost profits.

This Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to contracts to be made and performed entirely therein without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.

Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal court of the United States of America sitting in the State of Delaware), (ii)

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agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and (iv) waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware).  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED HEREIN.

Each party acknowledges and agrees that (a) this Agreement is not intended to, and does not, create any agency, partnership, fiduciary or joint venture relationship between or among any of the parties hereto and neither this Agreement nor any other document or agreement entered into by any party hereto relating to the subject matter hereof shall be construed to suggest otherwise and (b) the obligations of each of the Investors under this Agreement are solely contractual in nature.  Notwithstanding anything to the contrary contained in this Agreement, the liability of each Investor hereunder shall be several, not joint and several, based upon its respective Pro Rata Percentage, and no Investor shall be liable for any amounts hereunder in excess of its Pro Rata Percentage of the Contribution Obligation or such lesser amount as may be required to be paid by the Investors.  The “Pro Rata Percentage” of each Investor is as set forth below:

Elliott Associates, L.P.39.00%
Elliott International, L.P.                  61.00%

4

In consideration of the undersigned’s execution and delivery of this Agreement to you, Parent agrees, whether or not definitive documentation with respect to the contemplated financing is executed, (a) to pay and hold the Investors (and their Affiliates, and their respective directors, partners, officers, employees, agents and advisors) harmless from and against any and all liabilities or losses with respect to or arising out of the Merger, this Agreement, or the execution, delivery, enforcement and performance, or consummation, of the Merger Agreement or any of the other agreements and financings and other transactions referred to herein or in any agreements executed in connection herewith, and (b) except as may be limited pursuant to any separate written agreement with Investors, to pay upon receipt of an invoice the costs and expenses of the Investors (including the fees and disbursements of counsel to the Investors) arising in connection with the preparation, execution and delivery of this Agreement and the definitive documentation for the Merger and the contemplated financing.

This Agreement may be signed in two or more counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same agreement.  The rights of Parent under this Agreement may not be assigned in any manner without the Investors’ prior written consent, in its sole discretion; provided that the Parent may assign its rights under this Agreement to the Company as contemplated by the Merger Agreement.

*     *     *     *     *

5

If you are in agreement with the terms of this Agreement, please forward an executed copy of this Agreement to the undersigned.  We appreciate the opportunity to work with you on this transaction.

Yours sincerely,

Elliott Associates, L.P.

By: Elliott Capital Advisors, L.P., its General Partner

By: Braxton Associates, Inc., its General Partner

By: /s/ Elliot Greenberg
    Name:Elliot Greenberg
    Title:       Vice President

Elliott International, L.P.

By:Elliott International Capital Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
    Name:Elliot Greenberg
    Title:       Vice President

[Elliott Signature Page to Equity Commitment Letter]

6

Accepted and agreed to as of
the date first written above:

ATTACHMATE CORPORATION

By:  /s/ Jeff Hawn
        Name: Jeff Hawn
        Title: President

7

EXHIBIT D

EXECUTION COPY

INTERIM SPONSORS AGREEMENT

This Interim Sponsors Agreement (this “Agreement”) is made as of November 21, 2010, by and among Francisco Partners, L.P., a Delaware limited partnership (“Francisco”), Francisco Partners A, L.P., a Delaware limited partnership (“Francisco A” and, together with Francisco, the “Francisco Parties”), Golden Gate Capital Opportunity Fund, L.P., a Cayman Islands limited partnership (“GGCOF”), Golden Gate Capital Opportunity Fund-A, L.P., a Cayman Islands limited partnership (“GGCOF-A” and, together with GGCOF, the “Golden Gate Parties”), Thoma Cressey Fund VII, L.P., a Delaware limited partnership (“TC VII”), Thoma Bravo Fund IX, L.P., a Delaware limited partnership (“TB IX” and, together with TC VII, the “Thoma Bravo Parties”), Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), and Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International” and, together with Elliott Associates, the “Elliott Parties”).  Each of the Francisco Parties, the Golden Gate Parties and the Thoma Bravo Parties is referred to herein as an “Existing Sponsor” and collectively as the “Existing Sponsors”, and each of the Existing Sponsors and the Elliott Parties is referred to herein as a “Sponsor” and collectively as the “Sponsors”.  Capitalized terms used but not defined herein shall have the meanings given thereto in the Merger Agreement (as defined below) unless otherwise specified.

RECITALS

WHEREAS, on the date hereof, Attachmate Corporation, a Washington corporation (“Attachmate”), has entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Attachmate, Longview Software Acquisition Corp., a Delaware corporation (“Merger Sub”), and Novell, Inc., a Delaware corporation (the “Company”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company becoming the surviving entity and a wholly-owned subsidiary of Attachmate;

WHEREAS, on the date hereof, each of the Sponsors has executed a letter agreement in favor of Attachmate agreeing, subject to the terms and conditions set forth therein, to provide equity financing to Attachmate (through a contribution to Wizard Parent LLC, a Delaware limited liability company and the ultimate parent of Attachmate (“Wizard Parent”)) in connection with the transactions contemplated by the Merger Agreement (each, an “Equity Commitment Letter”), copies of which are attached as Exhibit A hereto;

WHEREAS, on the date hereof, each of the Sponsors has executed a guarantee in favor of the Company agreeing, subject to the terms and conditions set forth therein, to guarantee the performance and discharge certain of the payment obligations of Attachmate (each, a “Limited Guarantee”), copies of which are attached as Exhibit B hereto;

WHEREAS, on the date hereof, the Elliott Parties have entered into an Investment Agreement with Wizard Parent (the “Elliott Investment Agreement”), a copy of which is attached as Exhibit C hereto; and

WHEREAS, the parties hereto wish to agree to certain terms and conditions that will govern the relationship among the Sponsors, including with respect to the Merger Agreement,

the Equity Commitment Letters, the Limited Guarantees, the Elliott Investment Agreement and the transactions contemplated by each of the foregoing.

Therefore, the parties hereto hereby agree as follows:

1.AGREEMENTS AMONG THE SPONSORS.

1.1  LLC Agreement; Transaction and Management Fee Agreement.  Each Sponsor, concurrently with the Closing, shall enter into (and the Existing Sponsors shall cause Wizard Parent to enter into) definitive agreements with respect to the matters set forth on Exhibit A to the Elliott Investment Agreement, in accordance with such Exhibit A.  Each of the Existing Sponsors agrees, on behalf of itself and its affiliated funds, that the issuance by Wizard Parent of equity securities to the Existing Sponsors pursuant to and in accordance with such Exhibit A and their respective Equity Commitment Letters shall not be subject to the preemptive rights provided in Section 2.03 of Wizard Parent’s existing limited liability company agreement.

1.2  Equity Commitments; Indemnification.

1.2.1 Each of the Sponsors hereby acknowledges that the commitments under each Sponsor’s respective Equity Commitment Letter (each, a “Commitment”) are obligations that are individual and not joint or several.  However, notwithstanding the individual nature of the Commitments, each Sponsor (the “Indemnifying Sponsor”) hereby agrees to indemnify each other Sponsor (each, an “Indemnified Sponsor”) from any and all losses, liabilities, damages, judgments, settlements and expenses, including reasonable attorneys’ fees (including amounts paid under any such Indemnified Sponsor’s Limited Guarantee) (collectively, “Losses”), arising out of any failure by such Indemnifying Sponsor to fund its Commitment as and when required under such Indemnifying Sponsor’s Equity Commitment Letter, including by reason of the final determination of a court of competent jurisdiction that such Indemnifying Sponsor’s determination that one or more conditions to such Indemnifying Sponsor’s obligations under its Equity Commitment Letter (the “Closing Conditions”) have not been satisfied, was incorrect.  No Sponsor shall have any liability to any other Sponsor by reason of exercising its rights to refuse to waive any Closing Condition that has not actually been satisfied prior to the Closing or its correct determination that a Closing Condition has not been fulfilled.

1.2.2  Each of the Sponsors agrees that it shall comply with the terms of its Equity Commitment Letter.

1.2.3  To the extent that it will be possible to consummate the Merger with the Sponsors contributing less than the full amount of the equity with respect to which each such Sponsor has made a Commitment, the Sponsors may, by the consent of Sponsors providing a majority of the aggregate Commitments, reduce the amount of each Sponsor’s Commitment on a pro rata basis; provided, that no such reduction shall be applied in connection with adding an additional source of equity financing without the consent of the Sponsor being reduced.

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1.2.4  In the event that Attachmate receives notice of intent to terminate the Merger Agreement or to modify the Company Board Recommendation, in each case pursuant to Section 6.3(e) of the Merger Agreement, the Existing Sponsors shall provide notice of the same (the “Initial Notice”) to the Elliott Parties as promptly as reasonably practicable.  In the event that the Existing Sponsors providing a majority of the aggregate Commitments (the “Consenting Sponsors”) elect to increase the Merger Consideration or otherwise amend the Merger Agreement in response to such notice of termination, such Consenting Sponsors shall provide notice of such consent and the details thereof (the “Increase Notice”) to the Elliott Parties as promptly as reasonably practicable.  Each of the Initial Notice and Increase Notice shall be delivered by email to the email address previously provided by the Elliott Parties, and concurrently with providing the Initial Notice or the Increase Notice, the Consenting Sponsors shall use reasonable efforts to contact the Elliott Parties by telephone at the telephone number previously provided by them.  The Increase Notice shall include a correct statement of the aggregate amount of the proposed increase in the aggregate Commitments resulting from the proposed increase to the Merger Consideration and the amount by which the Elliott Parties would be required to increase their Commitment in order to maintain their percentage ownership of New Money Units and Existing Units as contemplated by Elliott Investment Agreement as of the date of this Agreement (the “Increase Amount”), as well as any other proposed amendments to the Merger Agreement.  Upon receipt of the Increase Notice, the Elliott Parties shall, as promptly as reasonably practicable but in any event within the later of (a) 12 hours following delivery of the Increase Notice and (b) 36 hours following delivery of the Initial Notice, provide a written response (the “Increase Response”) to the Consenting Sponsors at the email addresses of the Consenting Sponsors that sent or were copied on the Increase Notice.  In the Increase Response, the Elliott Parties shall inform the Consent Sponsors whether the Elliott Parties consent to the increase to the Merger Consideration and any other Merger Agreement amendments described in the Increase Notice (which shall constitute an irrevocable undertaking to consent to the amendment to the Merger Agreement providing for such increase under the Elliott Parties’ Equity Commitment Letter and Limited Guarantee (including any proportional increase in the Maximum Amount guaranteed thereunder)).  If the Elliott Parties consent to such increase, then they shall have the right, in the Increase Response, to elect whether to (a) increase their Commitment by the Increase Amount or (b) waive their right to increase their Commitment, in which case their investments in Wizard at the Contribution Closing shall be proportionately diluted.  If the Elliott Parties do not consent to such increase, then notwithstanding anything to the contrary in this Agreement or the Elliott Investment Agreement, the rights of the Elliott Parties to make the investment contemplated hereby or thereby shall be terminated upon the effectiveness of the amendment to the Merger Agreement providing for such increase and, concurrently with such termination, each of (i) this Agreement, (ii) the Equity Commitment Letter of the Elliott Parties, (iii) the Limited Guarantee of the Elliott Parties, (iv) the Elliott Investment Agreement and (v) the Voting Agreement, dated on or around the date of this Agreement, between Attachmate and Merger Sub, on the one hand, and the Elliott Parties, on the other hand, shall be terminated with no continuing liability thereunder.

1.3Limited Guarantees; Termination Fees.

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1.3.1  In the event of a termination of the Merger Agreement in which the Parent Termination Fee is payable, to the extent that Attachmate pays any amount of the Parent Termination Fee, the Elliott Parties shall thereafter, as promptly as reasonably practicable, reimburse Attachmate for the Elliott Percentage (as defined below) of the amount of such payment.  The “Elliott Percentage” means a fraction, the numerator of which is the amount of the Elliott Parties’ Commitment and the denominator of which is the aggregate amount of the Commitments of all of the Sponsors.

1.3.2  In the event of a termination of the Merger Agreement in which a Termination Fee is paid to Attachmate (whether such Termination Fee is payable upon termination of the Merger Agreement or upon the occurrence of subsequent events), Attachmate shall first apply any Termination Fee actually received to (a) the payment of Attachmate’s out-of-pocket costs and expenses incurred by Attachmate in connection with the Merger and the other transactions relating to the Merger or otherwise contemplated hereby (which shall include such costs and expenses of the Existing Sponsors) (the “Attachmate Expenses”) and (b) reimburse the Elliott Parties (or any Person designated by them) for their out-of-pocket costs and expenses incurred in connection with the Merger and the other transactions relating to the Merger or otherwise contemplated hereby (in an amount not to exceed $3,250,000) (the “Elliott Expenses” and, together with the Attachmate Expenses, the “Merger Expenses”).  The Attachmate Expenses and the Elliott Expenses shall include, without limitation, (i) the reasonable fees, expenses and disbursements of lawyers, accountants, consultants and other advisors that may have been retained by Attachmate, the Existing Sponsors or the Elliott Parties, as the case may be, and (ii) in the case of Attachmate, any financing fees pursuant to the Debt Commitment (including any amount of the Termination Fee that is required to be paid to the providers of the Debt Financing.  In the event that the Merger Expenses exceed the amount of the Termination Fee, then Attachmate shall reimburse the Elliott Parties for a portion of the Elliott Expenses equal to a fraction, the numerator of which is the amount of the Elliott Expenses and the denominator of which is the Attachmate Expenses, and shall apply the remainder of the Termination Fee to the Attachmate Expenses.  In the event that the Termination Fee exceeds the amount of the Merger Expenses, then the Elliott Percentage of the amount of such excess shall be paid to the Elliott Parties (or any Person designated by them) and the remainder shall be retained by Attachmate.

1.4Ownership of Company Common Stock.  Each of the Existing Sponsors represents and warrants, severally and not jointly, that it is not an owner (as such term is defined in Section 203 of the DGCL) of shares of Company Common Stock.

2.MISCELLANEOUS.

2.1Amendment.  This Agreement may be amended or modified and the provisions hereof may be waived, only by an agreement in writing signed by each of the Sponsors.

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2.2Severability.  In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with applicable law.  The provisions hereof are severable, and any provision hereof being held invalid or unenforceable shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

2.3Remedies.  Without limiting any rights of the Elliott Parties under the Investment Agreement, no Sponsor shall have any liability under any provision of this Agreement under any circumstances for punitive, consequential, special or incidental damages, including lost future income, revenue or profits, as a result of any breach of this Agreement.

2.4Specific Performance.  Each Sponsor (the “Acknowledging Sponsor”) acknowledges that each other Sponsor (each, an “Other Sponsor”) will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of such Acknowledging Sponsor set forth herein.  Therefore, it is agreed that, in addition to any other remedies that may be available to each Other Sponsor upon any such violation, such Other Sponsor shall have the right to seek enforcement of such covenants and agreements by specific performance, injunctive relief or by any other means available to such Other Sponsor at law or in equity.

2.5No Recourse.  Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, and notwithstanding the fact that certain of the Sponsors may be partnerships or limited liability companies, by its acceptance of the benefits of this Agreement, Attachmate and each Sponsor acknowledges and agrees that no Person other than the Sponsors has any obligations hereunder and that Attachmate and each Sponsor has no right of recovery under this Agreement or in any document or instrument delivered in connection herewith, or for any claim based on, in respect of, or by reason of, such obligations or their creation, against, and no personal liability shall attach to, the former, current and future equity holders, controlling persons, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of the Sponsors or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate, agent or assignee of any of the foregoing (collectively, each a “Non-Recourse Party”), through Attachmate, Merger Sub, the Company or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Attachmate, Merger Sub or the Company against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise.  Nothing set forth in this Agreement shall confer or give or shall be construed to confer or give to any Person other than the parties hereto (including any Person acting in a representative capacity) any rights or remedies against any Person other than as expressly set forth herein.

2.6Governing Law.  This Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to contracts to be made and performed entirely therein without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.

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2.7Consent to Jurisdiction.  Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal court of the United States of America sitting in the State of Delaware), (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and (iv) waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware).  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

2.8WAIVER OF JURY TRIAL.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 2.7.

2.9Exercise of Rights and Remedies.  No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later, nor shall any such delay, omission or waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after such waiver.

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2.10Other Agreements.  This Agreement, together with the agreements referenced herein, constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the parties or any of their affiliates with respect to the subject matter contained herein except for such other agreements as are referenced herein which shall continue in full force and effect in accordance with their terms.

2.11Assignment.  This Agreement may not be assigned by any party or by operation of law or otherwise without the prior written consent of each of the other parties, except that this Agreement may be assigned by any party to one or more of its affiliates; provided, however, that the party making such assignment shall not be released from its obligations hereunder.  Any attempted assignment in violation of this Section 2.11 shall be null and void.

2.12No Representations or Duty.  (a) Each Sponsor specifically understands and agrees that no Sponsor has made or will make hereunder any representation or warranty with respect to the terms, value or any other aspect of the transactions contemplated hereby, and each Sponsor explicitly disclaims any warranty, express or implied, with respect to such matters.  In addition, each Sponsor specifically acknowledges, represents and warrants that it is not relying on any other Sponsor (i) for its due diligence concerning, or evaluation of, the Company or its assets or businesses, (ii) for its decision with respect to making any investment contemplated hereby or (iii) with respect to tax and other economic considerations involved in such investment.

(b)  In making any determination contemplated by this Agreement, each Sponsor may make such determination in its sole and absolute discretion, taking into account only such Sponsor’s own views, self-interest, objectives and concerns, except as expressly provided herein.  No Sponsor shall have any fiduciary or other duty to any other Sponsor or to Attachmate except as expressly set forth in this Agreement.

2.13Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

2.14Notices.  Except as expressly provided herein, all demands, notices, requests, consents, and communications hereunder shall be in writing and shall be deemed to have been duly given if personally delivered by courier service, messenger, telecopy or electronic mail at, or if duly deposited in the mails, by certified or registered mail, postage prepaid -- return receipt requested, to each Sponsor at the address set forth in the Equity Commitment Letters, or any other address designated by such Sponsor in writing to each other Sponsor.

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date first above written.

Elliott Associates, L.P.

By: Elliott Capital Advisors, L.P., its General Partner

By: Braxton Associates, Inc., its General Partner

By: /s/ Elliot Greenberg
    Name:Elliot Greenberg
    Title:  Vice President

Elliott International, L.P.

By:Elliott International Capital Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
    Name:Elliot Greenberg
    Title:  Vice President

[Elliott Signature to Sponsor Agreement]

Golden Gate Capital Opportunity Fund, L.P.

By: GGC Opportunity Fund Management, L.P.,
    its General Partner
By: GGC Opportunity Fund Management GP, Ltd.,
    its General Partner

By:  /s/ David Dominik
        Name:  David Dominik
        Title:    Director

Golden Gate Capital Opportunity Fund-A, L.P.

By: GGC Opportunity Fund Management, L.P.,
    its General Partner
By: GGC Opportunity Fund Management GP,
    Ltd., its General Partner

By:  /s/ David Dominik
        Name:  David Dominik
        Title:    Director

[Signature Page to Interim Sponsors Agreement]

Francisco Partners, L.P.

By: Francisco Partners GP, LLC, its General Partner

By:  /s/ David Golob
        Name:  David Golob
        Title:    Managing Member

Francisco Partners A, L.P.

By: Francisco Partners GP, LLC, its General Partner

By:  /s/ David Golob
        Name:  David Golob
        Title:    Managing Member

[Signature Page to Interim Sponsors Agreement]

Thoma Cressey Fund VII, L.P.

By: TC Partners VII, L.P., its General
    Partner

By: Thoma Cressey Bravo, Inc., its
    General Partner

By:  /s/ Scott Crabill
        Name:  Scott Crabill
        Title:    Managing Partner

Thoma Cressey Friends Fund VII, L.P.

By: TC Partners VII, L.P., its General
    Partner

By: Thoma Cressey Bravo, Inc., its
    General Partner

By:  /s/ Scott Crabill
        Name:  Scott Crabill
        Title:    Managing Partner

Thoma Bravo Fund IX, L.P.

By: Thoma Bravo Partners IX, L.P., its
    General Partner

By: Thoma Bravo, LLC, its General Partner

By:  /s/ Scott Crabill
        Name:  Scott Crabill
        Title:    Managing Partner

[Signature Page to Interim Sponsors Agreement]

Exhibit A

[Equity Commitment Letters]

                                                                                                                                                                                                                                                                                                                     Exhibit B

[Limited Guarantees]

EXHIBIT E

EXECUTION COPY

INVESTMENT AGREEMENT

INVESTMENT AGREEMENT, dated as of November 21, 2010 (this “Agreement”), by and among Wizard Parent LLC, a Delaware limited liability company (“Wizard”), Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), and Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International” and, together with Elliott Associates, the “Elliott Parties”).  Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to such terms under the Agreement and Plan of Merger, dated as of November 21, 2010 (the “Merger Agreement”), by and among Attachmate Corporation, a Washington corporation and a Subsidiary of Wizard (“Parent”), Longview Software Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Novell, Inc., a Delaware corporation (the “Company”).

WHEREAS, pursuant to the Merger Agreement, Merger Sub shall be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, in connection with the Merger, the Elliott Parties have delivered an Equity Commitment Letter (the “Elliott ECL”) to Wizard, pursuant to which the Elliott Parties are obligated, at or prior to the Contribution Closing (as hereinafter defined), to contribute shares of Company Common Stock to Wizard (the “Merger Contribution Company Stock”) having an aggregate value, based on the Merger Consideration (as the Merger Consideration may be increased by any amendment to the Merger Agreement or otherwise following the date of this Agreement), of $72,5000,000 plus the amount, if any, by which the Contribution Obligation thereunder may be increased in respect of the Market Flex Requirement (as defined in the Elliott ECL) (the “Merger Contribution”);

WHEREAS, in addition to the Merger Contribution, pursuant to the Elliott ECL, the Elliott parties are obligated, at or prior to the Contribution Closing, to contribute shares of Company Common Stock (the “Additional Contribution Company Stock” and, together with the Merger Contribution Company Stock, the “Contributed Company Stock”) to Wizard having an aggregate value, based on the Merger Consideration (as the Merger Consideration may be increased by any amendment to the Merger Agreement or otherwise following the date of this Agreement), of $22,500,000 the (“Additional Contribution” and, together with the Merger Contribution, the “Contribution”),

WHEREAS, in consideration of the Elliott Parties’ willingness to deliver the Elliott ECL and effect the Contribution, Wizard desires to issue to the Elliott Parties the equity securities of Wizard described in Exhibit A hereto (the “Issued Equity Units”) in a transaction described in Section 721 of the Code, and to enter into an Amended Limited Liability Agreement of Wizard and/or other Qualifying Alternative

Arrangements containing substantially the terms set forth on Exhibit A hereto (the “Amended LLC Agreement”) with the Elliott Parties and certain other equity holders of Wizard;

WHEREAS, concurrently with the execution of this Agreement, the Elliott Parties are entering into an Interim Sponsors Agreement (the “Sponsors Agreement”) with Francisco Partners, L.P., a Delaware limited partnership, Francisco Partners A, L.P., Golden Gate Capital Opportunity Fund, L.P., a Cayman Islands limited partnership, Golden Gate Capital Opportunity Fund-A, L.P., a Cayman Islands limited partnership, Thoma Cressey Fund VII, L.P., a Delaware limited partnership and Thoma Bravo Fund IX, L.P., a Delaware limited partnership; and

WHEREAS, in further consideration of the Elliott Parties’ willingness to deliver the Elliott ECL and effect the Contribution, Wizard desires to make certain representations and warranties and agree to certain covenants for the benefit of the Elliott Parties as set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1.Issued Equity Units.  At a closing of the Contribution, which will be effected immediately prior to the Closing (the “Contribution Closing”), in consideration of the Contribution, each Elliott Party shall, as and to the extent required by the terms of the Elliott ECL, contribute the Contributed Company Stock to Wizard, and Wizard shall issue to each Elliott Party such Elliott Party’s Pro Rata Portion (as hereinafter defined) of the Issued Equity Units.  As used in this Agreement, “Pro Rata Portion” shall mean 39% for Elliott Associates and 61% for Elliott International or such other percentages as the Elliott Parties may designate in writing to Wizard prior to the Contribution Closing.  Concurrently with the Contribution Closing, Affiliates of certain existing equity holders of Wizard shall, and Wizard shall cause such Persons to, make a cash equity contribution to Wizard as set forth on Exhibit A.  For the avoidance of doubt, subject to the terms and conditions of the Sponsors Agreement, each Sponsor (as defined therein) shall be entitled to effect the Contribution in accordance with the terms of its Equity Commitment Letter and such Equity Commitment Letters shall not be terminable except as expressly provided therein.  Wizard hereby agrees that the amount of Junior Capital (as defined in the Debt Commitment Letters) shall not, in any event, exceed $100,000,000 without the Elliott Parties’ prior written consent.

2.Amended LLC Agreement.  At or prior to the Contribution Closing, Wizard shall (a) cause the Limited Liability Company Agreement of Wizard, dated and effective as of December 27, 2004 (the “Original LLC Agreement”), among Francisco Partners, L.P., a Delaware limited partnership, Francisco Partners Fund A, L.P., a Delaware limited partnership, FP Annual Fund Investors, L.L.C., a Delaware limited liability company, Francisco Partners GP, LLC, a Delaware limited liability company, CCG AV, LLC- Series A, a Delaware limited liability company, CCG AV, LLC- Series C, a Delaware limited liability company, Golden Gate Capital Investment Fund II, L.P., a Delaware limited partnership, Golden Gate Capital Investment Fund II (AI), L.P., a Delaware limited partnership, Golden Gate Capital Associates II-QP, L.L.C., a Delaware limited liability company, Golden Gate Capital Associates II-AI, L.L.C., a Delaware limited liability company, Thoma Cressey Fund VII, L.P., a Delaware limited partnership, Thoma Cressey Friends Fund VII, L.P., a Delaware limited partnership and D.B. Zwirn Special Opportunities Fund, L.P., a Delaware limited partnership, to be amended to reflect the terms contained in Exhibit A and (b) cause the equity holders of Wizard as of immediately prior to the Contribution Closing to execute and deliver to Wizard the Amended LLC Agreement.  A copy of the Original LLC Agreement is attached hereto as Exhibit B.  Wizard and the Elliott Parties agree that, to the extent there are amendments or additions not set forth on Exhibit A hereto that would be desirable or appropriate for the Amended LLC Agreement, Wizard and the Elliott Parties shall, prior to the Contribution Closing, negotiate such amendments and additions in good faith.  To the extent Wizard determines that certain terms in Exhibit A hereto must be effected in one or more documents other than in an amendment to the Original LLC Agreement, Wizard may provide for such terms in such other documents, so long as providing such terms in such other documents does not adversely affect any rights, obligations or interests of the Elliott Parties as contemplated by Exhibit A hereto and are in form and substance reasonably acceptable to the Elliott Parties (documentation complying with this sentence, and in form and substance reasonably acceptable to the Elliott Parties, is referred to herein as “Qualifying Alternate Arrangements”).  The transactions contemplated by this Agreement, whether effected in accordance with the terms of Exhibit A or through Qualifying Alternate Arrangements, shall comply with Section 721 of the Code.

3.Reasonable Best Efforts.

(a)Prior to the Contribution Closing, Wizard and each of the Elliott Parties shall cooperate in good faith to identify any consents or approvals required under applicable Law to effect the Contribution and the other transactions contemplated by this Agreement.  Wizard and the Elliott Parties shall each use reasonable best efforts to obtain such consents and approvals as promptly as practicable following the date of this Agreement.  Each party to this Agreement agrees to execute such documents and other papers and use reasonable best efforts to perform or cause to be performed such further acts as may be reasonably required to carry out the provisions contained in this Agreement and effect the transactions contemplated by this Agreement, including the Contribution.  Nothing in this Section 3(a) shall require, and the reasonable best efforts standard under this Section 3(a) shall not include, Wizard or any Elliott Party (or any of their respective Affiliates) (i) paying any amounts (other than the payment of filing fees and expenses and fees of counsel), (ii) offering, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any and all of the capital stock, assets, rights, products or businesses of Wizard, the Elliott Parties or their respective Subsidiaries (or any of their respective Affiliates) or (iii) agreeing to any material restrictions on the activities of Wizard, the Elliott Parties or their respective Subsidiaries (or any of their respective Affiliates).

(b)Prior to the Closing, Wizard shall cause (i) Parent to enforce all of its rights under, and not to waive any of its rights with respect to, and not to amend any of, the Equity Funding Letters, and (ii) Parent and Merger Sub not to breach, in any material respects, any of the terms of the Merger Agreement, where the individuals authorizing the applicable actions of Parent or Merger Sub, as the case may be, had actual knowledge at the time of the applicable breach that it was committing a breach of the Merger Agreement.

4.Interim Covenants.  Prior to the Contribution Closing and except as may be reasonably required in connection with the transactions contemplated by this Agreement, Wizard shall, and shall cause each of its Subsidiaries to, conduct its business only in the ordinary course of business, and Wizard shall not, and shall cause its Subsidiaries not to, directly or indirectly, (a) dividend, distribute or otherwise transfer to any equity holder of Wizard any cash or other assets, (b) assign the rights of Parent or Merger Sub under the Merger Agreement or any of the Related Agreements to any Person other than a wholly owned Subsidiary of Wizard, (c) take any action that, if taken at a time following the Contribution Closing, would require the approval of the Elliott Parties under the Transaction Documentation or (d) agree or commit to do any of the foregoing.  In addition, prior to the Contribution Closing and except as may be reasonably required in connection with the transactions contemplated by this Agreement, Wizard shall not, and shall not permit Wizard Holding Corporation, a Delaware corporation (“Wizard HoldCo”), or any of its Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of Wizard or Wizard HoldCo, on terms that are less favorable to Wizard or that Subsidiary, as the case may be, than those that reasonably would be expected to apply in an arm’s length transaction with any Person who is not such an Affiliate; provided, however, that the foregoing restriction shall not apply to any transaction between Wizard and any of its wholly owned Subsidiaries or between or among Wizard Holdco and any of its wholly owned Subsidiaries.

5.Access to Information.  Prior to the Contribution Closing, Wizard shall comply with the terms of Section 6.2 of the Merger Agreement as if it and its Subsidiaries were the Company and the Company Subsidiaries, respectively, and the Elliott Parties were Parent and Merger Sub.

6.Notification of Certain Matters.  Subject to applicable Law, (a) Wizard shall give prompt notice to the Elliott Parties of, to the knowledge of Wizard, and (b) the Elliott Parties shall give prompt notice to Wizard of, to the knowledge of the

Elliott Parties, (i) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or incorrect at any time from the date of this Agreement to the Contribution Closing and (ii) any material failure of Wizard or any Elliott Party to comply with or satisfy any agreement or covenant to be complied with or satisfied by it under this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6 shall not limit or otherwise affect the remedies available under this Agreement to the party giving or receiving such notice.

7.Representations and Warranties of the Elliott Parties.  Each Elliott Party hereby represents and warrants, severally and not jointly, to Wizard, as of the date of this Agreement and as of immediately prior to the Contribution Closing, as follows:

(a)Authorization.  The execution, delivery and performance by such Elliott Party of this Agreement and the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of such Elliott Party.  This Agreement has been duly executed and delivered by such Elliott Party and constitutes the legal, valid and binding agreement of such Elliott Party enforceable against such Elliott Party in accordance with its terms, subject, as to enforcement, to applicable bankruptcy, insolvency, fraudulent transfer or similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b)Company Common Stock.  Such Elliott Party has good and valid title, free and clear of any Liens, to the shares of Company Common Stock to be contributed by such Elliott Party to Wizard pursuant the Elliott ECL.

(c)No Interested Stockholder.  Assuming that neither Wizard nor any of the parties to the Sponsors Agreement, other than the Elliott Parties, is the owner (as such term is defined in Section 203 of the DGCL) of shares of Company Common Stock, (i) none of the Elliott Parties or any of their respective “affiliates” or “associates” is, or has been within the last three years, an “interested stockholder” of the Company as those terms are defined in Section 203 of the DGCL and (ii) the Elliott Parties are not the beneficial owners of more than 10% of any class of the issued and outstanding equity securities of the Company.

8.Representations and Warranties of Wizard.  Wizard hereby represents and warrants to the Elliott Parties, as of the date of this Agreement and as of immediately prior to the Contribution Closing, as follows:

(a)Organization.  Each of Wizard and its Subsidiaries is a corporation or other entity duly organized and validly existing under the laws of the jurisdiction of its incorporation or organization and has the requisite entity power and authority to own, lease and operate its properties and to carry on its business as it is being conducted on the date of this Agreement.  Each of Wizard and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as hereinafter defined).  As used in this Agreement, “Material Adverse Effect” shall mean any Effect that, individually or in the aggregate with all other Effects, (i) is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of Wizard and its Subsidiaries, taken as a whole; provided, however, that any Effect arising from or in connection with any of the following shall not constitute a Material Adverse Effect or be taken into account when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (A) (1) changes or developments in the enterprise software industry, (2) changes or developments in the United States or the global economic or political condition, (3) changes or developments in the United States securities markets or (4) natural disasters, acts of war, terrorism or sabotage (but not including computer terrorism or sabotage), military actions or the escalation thereof, in the case of clauses (1), (2), (3) and (4), to the extent they have not had, or would reasonably be expected not to have, a materially disproportionate effect on Wizard and its Subsidiaries relative to the other companies in the enterprise software industry; (B) the execution, delivery or performance of this Agreement, the identity of the Elliott Parties or the pendency or consummation of the transactions contemplated by this Agreement (including any cancellation of or delays in work for customers by customers, any reductions in sales by customers, any disruption in supplier, licensor, licensee, distributor, partner or similar relationships initiated by the other party to the relationship or any voluntary resignations of employees or consultants), (C) changes in GAAP, IFRS or other applicable accounting rules or applicable Law (including the accounting rules and regulations of the SEC), or, in any such case, changes in the interpretation thereof, or (D) any failure by Wizard to meet any internal or published projections, forecasts or revenue or earnings predictions or any predictions or expectations of Wizard; provided, that in the case of each of the exceptions set forth in clause (D), such exception shall not prevent or otherwise affect a determination that the underlying cause of such act or event is a Material Adverse Effect, unless such underlying cause would otherwise be excepted from this definition, or (ii) prevents the consummation of the transactions contemplated by this Agreement.

(b)Issued Equity Units.  The Issued Equity Units issued to the Elliott Parties shall be, when issued pursuant to this Agreement, duly authorized, validly issued, fully paid and non-assessable.  Upon the issuance of the Issued Equity Units, each Elliott Party shall have good and valid title, free and clear of any Liens, to such Elliott Party’s Pro Rata Portion of the Issued Equity Units.  Immediately after the Contribution Closing, after giving effect to all of the transactions contemplated in connection with the Merger, including the issuance of the Issued Equity Units pursuant to this Agreement, the Elliott Parties shall, collectively, hold (i) the percentage of the fully-diluted New Money Units of Wizard as set forth in the first paragraph of Exhibit A hereto, and (ii) the percentage of the fully-diluted Existing Units of Wizard as set forth in the first paragraph of Exhibit A hereto (subject to, in each case, proportional dilution in connection with any management incentive equity);

provided, that such percentages shall be subject to proportionate dilution from the issuance of additional New Money Units and additional Existing Units, at the same price per unit as such New Money Units or Existing Units, as applicable, are issued to the Elliott Parties, to the extent necessary to satisfy any rights with respect to the issuance thereof under the Original LLC Agreement as of the date of this Agreement of existing holders of 5.3403% of the Existing Units (other than any Sponsor).

(c)Capitalization.  Immediately after the Contribution Closing, after giving effect to all of the transactions contemplated in connection with the Merger, including the issuance of the Issued Equity Units pursuant to this Agreement, except for the New Money Units and the Existing Units, there are no (A) options, warrants, calls, preemptive rights, subscription or other rights, agreements, arrangements or commitments of any character, obligating Wizard to issue, transfer or sell or cause to be issued, transferred or sold any units or other equity interests or voting securities in Wizard or securities convertible into or exchangeable for such units or other equity interests or voting securities, or obligating Wizard to grant, extend or enter into any such option, warrant, call, preemptive right, subscription or other right, agreement, arrangement or commitment, (B) contractual or other obligations or commitments of Wizard or any of its Subsidiaries to repurchase, redeem or otherwise acquire any units or other equity interests or voting securities of Wizard, (C) issued or outstanding unit appreciation rights, “phantom” unit rights, performance awards, dividend equivalent awards, rights to receive units on a deferred basis, rights to purchase or receive units or other equity interests or voting securities issued or granted by Wizard, or contractual or other obligations or commitments of Wizard or any of its Subsidiaries to issue or grant such rights or awards, or (D) other equity interests or voting securities of Wizard, or contractual or other obligations or commitments of Wizard or any of its Subsidiaries to issue or grant such equity interests or voting securities.

(d)Subsidiaries.  Immediately prior to the Closing, the only Subsidiaries of Wizard are Wizard HoldCo and its direct and indirect wholly-owned Subsidiaries (which includes Parent and Merger Sub).  Except as described on Exhibit A, or as provided in Section 8(e), all of the issued and outstanding shares of capital stock or other equity interests or voting securities of each Subsidiary of Wizard are directly or indirectly beneficially owned by Wizard, free and clear of any Liens.  Except as described on Exhibit A, there are no (i) other shares of capital stock or other equity interests or voting securities of any of the Subsidiaries of Wizard authorized, issued or outstanding, (ii) options, warrants, calls, preemptive rights, subscription or other rights, agreements, arrangements or commitments of any character, obligating any of the Subsidiaries of Wizard to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interests or voting securities in any Subsidiary of Wizard or securities convertible into or exchangeable for such shares of capital stock or other equity interests or voting securities, or obligating any Subsidiary of Wizard to grant, extend or enter into any such option, warrant, call, preemptive right, subscription or other right, agreement, arrangement or commitment, or (iii) issued or outstanding stock or unit appreciation rights, “phantom” stock or unit rights, performance awards, dividend equivalent awards or other equity interests or voting securities issued or granted by any Subsidiary of Wizard.

(e)Wizard HoldCo.  The authorized capital of Wizard HoldCo consists of (i) 25,000 shares of common stock, par value $0.001 per share, of which 7,960.8236 shares are issued and outstanding and (ii) 35,000 shares of preferred stock, par value $0.001 per share, of which 21,665.105 are designated as Series A Preferred Stock (all of which Series A Preferred Stock is issued and outstanding).  There are no (A) options, warrants, calls, preemptive rights, subscription or other rights, agreements, arrangements or commitments of any character, obligating Wizard HoldCo to issue, transfer or sell or cause to be issued, transferred or sold any units or other equity interests or voting securities in Wizard HoldCo or securities convertible into or exchangeable for any shares of common stock, preferred stock or other equity interests or voting securities, or obligating Wizard HoldCo to grant, extend or enter into any such option, warrant, call, preemptive right, subscription or other right, agreement, arrangement or commitment, (B) contractual or other obligations or commitments of Wizard or any of its Subsidiaries to repurchase, redeem or otherwise acquire any units or other equity interests or voting securities of Wizard HoldCo, (C) issued or outstanding unit appreciation rights, “phantom” unit rights, performance awards, dividend equivalent awards, rights to receive common stock, preferred stock or any other voting security on a deferred basis, rights to purchase or receive common stock or preferred stock or other equity interests or voting securities issued or granted by Wizard HoldCo, or contractual or other obligations or commitments of Wizard or any of its Subsidiaries to issue or grant such rights or awards, or (D) other equity interests or voting securities of Wizard HoldCo, or contractual or other obligations or commitments of Wizard or any of its Subsidiaries to issue or grant such equity interests or voting securities (clauses (A) through (D), the “Wizard HoldCo Equity Securities”).

(f) Authorization.  The execution, delivery and performance by Wizard of this Agreement and the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of Wizard.  This Agreement has been duly executed and delivered by Wizard and constitutes the legal, valid and binding agreement of Wizard enforceable against Wizard in accordance with its terms, subject, as to enforcement, to applicable bankruptcy, insolvency, fraudulent transfer or similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(g)Financial Statements.  Wizard is a holding company and, other than the capital stock of its Subsidiaries, has no assets or operations and has no Liabilities other than those incidental to its ownership of its Subsidiaries or pursuant to the Original LLC Agreement.  Wizard has previously provided to the Elliott Parties (i) the unaudited consolidated balance sheet of Wizard HoldCo and its Subsidiaries as of September 30, 2010 and the related unaudited statements of income and cash flows for the quarterly period ending September 30, 2010, and (ii) the audited consolidated balance sheets of Wizard HoldCo and its Subsidiaries as at March 31, 2010 and March 31, 2009 and the related audited statements of income and cash flows for the annual periods ending March 31, 2010 and March 31, 2009 (collectively, the “Financial Statements”).  Except as set forth in the notes thereto, the Financial Statements have been prepared in accordance with GAAP as in effect from time to time, applied on a consistent basis with prior periods, and present fairly, in all material respects, the consolidated financial position, the results of operations and cash flows of Wizard HoldCo and its Subsidiaries for the periods presented therein, except that the Financial Statements described in clause (i) above are subject to normal year-end adjustments (which adjustments, will not, individually or in the aggregate, be material) and lack footnotes.  Except as set forth in the Financial Statements, none of Wizard or any of its Subsidiaries maintain any “off-balance-sheet arrangement” within the meaning of Item 303 of Regulation S-K of the U.S. Securities and Exchange Commission.

(h)No Undisclosed Liabilities.  Neither Wizard HoldCo nor any of its Subsidiaries has any Liabilities that would be required to be reflected or reserved against in a consolidated balance sheet of Wizard HoldCo and its consolidated Subsidiaries prepared in accordance with GAAP as in effect from time to time, applied on a consistent basis with prior periods, except for Liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(i)Absence of Certain Changes.  Since March 31, 2010, (i) Wizard and its Subsidiaries have conducted the businesses of Wizard and its Subsidiaries only in the ordinary course of business consistent with past practice, and (ii) there has not been a Material Adverse Effect.

(j)Compliance with Law.  Each of Wizard and its Subsidiaries has been in compliance at all times with all Laws and Orders applicable to Wizard or any of its Subsidiaries, or by which any property, business or asset of Wizard or any of its Subsidiaries is bound or affected, other than such non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(k)Related Person Transactions.  There are no outstanding amounts payable to or receivable from, or advances by Wizard or any of its Subsidiaries to, and neither Wizard nor any of its Subsidiaries is otherwise a creditor or debtor to, or party to any Contract or transaction with, any Related Person, except (i) pursuant to the Advisory Agreement (as defined in the Original LLC Agreement) or (ii) on terms that are equally or more favorable to Wizard or that Subsidiary, as the case may be, than those that reasonably would be expected to apply in an arm’s length transaction with any Person who is not such a Related Person.

(l)Partnership.  Wizard is classified as a partnership and not as an association taxable as a corporation for United States income tax purposes.

(m)Company Common Stock.  Neither Wizard nor any of its Subsidiaries is the owner (as such term is defined in Section 203 of the DGCL) of shares of Company Common Stock.

(n)Transaction Fee.  The aggregate fee payable by Wizard and its Subsidiaries, directly or indirectly, to the Sponsors and their respective Affiliates in connection with the Merger or any other transaction contemplated by the Merger Agreement will not exceed the Fee Amount (as defined in Exhibit A hereto).

9.Survival.  All representations and warranties of the parties contained in this Agreement shall survive the Contribution Closing until 12 months following the date of the Contribution Closing; provided, however, that the representations and warranties set forth under Sections 7(a), 7(b), 8(a), 8(b), 8(c), 8(d), 8(e) and 8(f) (the “Fundamental Representations and Warranties”) shall survive the Contribution Closing indefinitely; provided, further, that any claim made with reasonable specificity by the Person seeking to be indemnified pursuant to this Agreement within the time periods set forth in this Section 9 shall survive until such claim is finally and fully resolved.  Any agreement or covenant in this Agreement shall survive the Contribution Closing indefinitely.

10.Indemnification.

(a)From and after the Contribution Closing, Wizard shall indemnify and hold harmless the Elliott Parties and their respective Affiliates, and their respective directors, officers, employees, partners, stockholders, members, representatives, and agents, and their respective successors and assigns (collectively, the “Elliott Indemnified Persons”) against any and all losses (including diminution in value of Wizard), Liabilities, damages or expenses, including reasonable fees and expenses of experts and counsel and costs of investigation, and whether involving a third party or among the parties to this Agreement (“Damages”) that any Elliott Indemnified Person may suffer or become subject to as a result of, or arising out of or in connection with (i) the failure of any representation or warranty of Wizard to be true and correct as of immediately prior to the Contribution Closing or (ii) the breach by Wizard of any agreement or covenant of Wizard contained in this Agreement.  For purposes of determining Damages under this Section 10(a) (but, for avoidance of doubt, not for purposes of determining whether any such failure or breach has occurred), the representations and warranties of Wizard shall be read without giving effect to any materiality or Material Adverse Effect qualifiers (other than the Material Adverse Effect qualifier in Section 8(h)).

(b)From and after the Contribution Closing, each Elliott Party shall, severally and not jointly, indemnify and hold harmless Wizard and its Affiliates, and their respective directors, officers, employees, partners, stockholders, members, representatives, and agents, and their respective successors and assigns (collectively, the “Wizard Indemnified Persons” and collectively with the Elliott Indemnified Persons, the “Indemnified Persons”) against any and all Damages that any Wizard Indemnified Person may suffer or become subject to as a result of, or arising out of or in connection with (i) the failure of any representation or warranty of such Elliott Party to be true and correct as of the date of this Agreement and as of immediately prior to the Contribution Closing or (ii) the breach by such Elliott Party of any agreement or covenant of such Elliott Party contained in this Agreement.

(c)Notwithstanding anything to the contrary in this Agreement, (i) no party (an “Indemnifying Party”) shall be required to indemnify any Indemnified Person pursuant to this Section 10 for any failure of any representation or warranty (other than any Fundamental Representation or Warranty) of such Indemnifying Party to be true and correct, unless and until the aggregate amount of Damages for which all Indemnified Persons would otherwise be entitled to indemnification by such Indemnifying Party pursuant to this Section 10 for any failure of any representation or warranty (other than any Fundamental Representation or Warranty) of such Indemnifying Party to be true and correct exceeds 2% of the aggregate amount of the Contribution (and then only for Damages in excess of such amount), and (ii) the aggregate recoverable Damages for which any Indemnifying Party shall be obligated to indemnify pursuant to this Section 10 shall not exceed 12.5% of the aggregate amount of the Contribution.  For the avoidance of doubt, the Elliott Parties shall be deemed to be a single Indemnifying Party for purposes of this Section 10(c).

(d)Wizard’s Liability for indemnification hereunder shall be satisfied by either the payment of cash or by the issuance of New Money Units and Existing Units to the Elliott Indemnified Persons (such manner of satisfaction to be chosen by Wizard in its sole discretion).  To the extent that Wizard chooses to satisfy its Liability for indemnification hereunder by the issuance of Units, (i) the portion of the indemnifiable Damages to be satisfied in New Money Units as compared to the portion to be satisfied in Existing Units shall be in the same proportion as the number of New Money Units compares to the number Existing Units issued to the Elliott Parties at the Contribution Closing, and (ii) the New Money Units and Existing Units so issued shall each be valued in accordance with their fair market value as of the date of such issuance (without giving effect to any minority, liquidity or similar discount to value), with such value to be determined by means of the same mechanism by which the amount of indemnifiable Damages are determined.   For the avoidance of doubt, any determination of Elliott’s Damages and Wizard’s Liability for indemnification hereunder shall take into account (and shall be appropriately adjusted in respect of) the Elliott Parties’ ownership of Wizard and the effects of satisfying such Liability by the payment of cash or the issuance of Units.

(e)Neither Wizard nor the Elliott Parties shall have any Liability under any provision of this Agreement under any circumstances for punitive, consequential, special or incidental damages, including lost future income, revenue or profits (it being acknowledged and agreed that diminution in value shall not be deemed included in the foregoing), as a result of any breach of this Agreement or in connection with the transactions contemplated by this Agreement.

(f)From and after the Contribution Closing, except for cases of fraud, each party acknowledges that the provisions of this Section 10 shall provide the sole and exclusive remedy with respect to any and all money Damages.

11.Reimbursements.  If the transactions contemplated by this Agreement are consummated, Wizard shall pay or cause to be paid, promptly upon delivery of any written request accompanied by appropriate supporting documentation, to Manchester Securities Corp., a New York corporation and a wholly owned Subsidiary of Elliott Associates (“Manchester”), or such other Person that Elliott Associates may designate in writing from time to time, an amount in cash equal to any out-of-pocket expenses incurred by the Elliott Parties and their respective Affiliates in connection with the acquisition of the Company and related arrangements among the Elliott Parties and Wizard and its Affiliates, up to an aggregate amount not to exceed $3,250,000.

12.Miscellaneous.

(a)  Notices.  Any notice to be served in connection with this Agreement shall be made in writing and shall be sent by registered or certified mail, return receipt requested, postage prepaid, or by reputable overnight courier, fees prepaid:

In the case of Wizard, to: Wizard Parent LLC 1500 Dexter Avenue North Seattle, Washington 98109 Attention: Jeff Hawn Fax: (206) 272-1502
with a copy (which shall not
constitute notice) to:

Kirkland & Ellis LLP
555 California Street, 27th Floor
San Francisco, CA 94111
Attention:  Stephen Oetgen and
            Jeremy Veit
Tel.:  (415) 439-1400
Fax:   (415) 439-1500

In the case of the Elliott Parties, to: Elliott Associates, L.P. 712 Fifth Avenue, 36th Floor New York, New York 10019 Attention: Jesse Cohn Tel.: (212) 506-2999 Fax: (212) 478-2871
with a copy (which shall not
constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attention:Robert B. Schumer
Steven J. Williams
Tel:  (212) 373-3000
Fax:  (212) 757-3990

Any such notice (i) sent by registered or certified mail, return receipt requested, postage prepaid, shall be deemed to have been received by the addressee four Business Days after being sent, or (ii) sent by reputable overnight courier, fees prepaid, shall be deemed to have been received by the addressee on the business day after being sent for next Business Day delivery.

Any party to this Agreement may give any notice or other communication under this Agreement using any other means (including personal delivery, messenger service, facsimile, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended.  Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner set forth in this Section 13(a).

(b)Amendments and Waivers.  This Agreement may be amended, superseded, canceled, renewed or extended, and the terms of this Agreement may be waived, only by a written instrument signed, in the case of an amendment, by each of the parties, or in the case of a waiver, by the party waiving compliance.  No failure or delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.  The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by law.

(c)Specific Performance.  The parties intend that, without limiting any other remedies of such parties under this Agreement, each of the parties shall have the right to seek specific performance if any other party fails to perform such party’s obligations under this Agreement.

(d)Successor and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.

(e)Captions.  The titles and captions in this Agreement are included for reference only and shall not affect the construction or interpretation of this Agreement.

(f)Waiver of Jury Trial.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12(F).

(g)No Third Party Beneficiaries.  No provision of this Agreement is intended to, or shall, confer any third party beneficiary or other rights or remedies upon any party other than the parties to this Agreement.

(h)Governing Law; Jurisdiction.  (a) This Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to contracts to be made and performed entirely therein without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.  Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal court of the United States of America sitting in the State of Delaware), (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and (iv) waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware).  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(i)Severability of Provisions.  If any provision or any portion of any provision of this Agreement shall be held invalid or unenforceable, the remaining portion of such provision and the remaining provisions of this Agreement shall not be affected thereby.  If the application of any provision or any portion of any provision of this Agreement to any party or circumstance shall be held invalid or unenforceable, the application of such provision or portion of such provision to any party or circumstance other than those as to which it is held invalid or unenforceable shall not be affected thereby.

(j) Counterparts.  This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, with the same effect as if such signatures were upon the same instrument.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

WIZARD PARENT LLC

By:  /s/ David Golob
        Name:  David Golob
        Title:    Authorized Representative

ELLIOTT ASSOCIATES, L.P.

By: Elliott Capital Advisors, L.P., its
       General Partner

By: Braxton Associates, Inc., its General
       Partner

By: ________________________
    Name:
    Title:

ELLIOTT INTERNATIONAL, L.P.

By:Elliott International Capital
          Advisors Inc., as Attorney-in-Fact

By: ________________________
    Name:
    Title:

[Signature Page to Investment Agreement]

ELLIOTT ASSOCIATES, L.P.

By: Elliott Capital Advisors, L.P., its
      General Partner

By: Braxton Associates, Inc., its General
       Partner

By: /s/ Elliot Greenberg
    Name:Elliot Greenberg
    Title:       Vice President

ELLIOTT INTERNATIONAL, L.P.

By:Elliott International Capital
          Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
    Name:Elliot Greenberg
    Title:        Vice President

[Elliott Signature Page to Investment Agreement]

Exhibit A

EXHIBIT F

EXECUTION COPY

LIMITED GUARANTEE

THIS LIMITED GUARANTEE, dated as of November 21, 2010 (this “Limited Guarantee”), by Elliott Associates, L.P., a Delaware limited partnership, and Elliott International, L.P., a Cayman Islands limited partnership (each, a “Guarantor” and collectively, the “Guarantors”), in favor of Novell, Inc., a Delaware corporation (the “Company”).  Reference is hereby made to that certain Merger Agreement, dated as of November 21, 2010 (such agreement, the “Merger Agreement”), by and among the Company, Attachmate Corporation, a Washington corporation (“Parent”), and Longview Software Acquisition Corp., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”).  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

           1.Limited Guarantee.  The Guarantors hereby irrevocably and unconditionally guarantee to the Company the due and punctual payment by Parent to the Company of (x) 17.058824% of the Parent Termination Fee on the terms and subject to the conditions set forth in Section 8.2(e) of the Merger Agreement and 17.058824% of any amounts payable pursuant to Section 8.2(f) of the Merger Agreement (collectively, the “Parent Termination Fee Obligations”) and (y) 17.058824% of any amounts payable pursuant to Sections 6.14(c) and/or 6.15 of the Merger Agreement (the “Reimbursement Obligations” and, together with the Parent Termination Fee Obligations, the “Guaranteed Obligations”); provided, that the Company and the Guarantors agree that the maximum aggregate liability of the Guarantors hereunder shall not exceed (i) the lesser of (A) 17.058824% of the amounts included in the Parent Liability Limitation and (B) $20,470,588 plus (ii) 17.058824% of any amounts payable under Sections 6.14(c), 6.15 and 8.2(f) of the Merger Agreement, less 17.058824% of the amount of any Guaranteed Obligations actually satisfied by Parent or Merger Sub (the “Maximum Amount”), and that the Guarantors shall in no event be required to pay more than the Maximum Amount under or in respect of this Limited Guarantee, or otherwise have any Liability relating to, arising out of or in connection with the Merger Agreement and the transactions contemplated thereby or any other circumstance.  Subject to Section 2(d), if Parent and Merger Sub fail or refuse to pay any of the Guaranteed Obligations, the Guarantors shall, upon the written request of the Company (a “Performance Demand”) immediately pay such amounts; provided, however, that to the extent that Parent is then solvent and validly existing and in good standing under the Laws of the State of Washington, the Company shall not be entitled to make a Performance Demand unless the Company provides written notice to Parent and Merger Sub of such Guaranteed Obligations and Parent and Merger Sub fail to pay such Guaranteed Obligations within ten (10) Business Days after receipt of such notice.  A single Performance Demand shall be effective as to any specific default during the continuance of such default until Parent, Merger Sub or the Guarantors shall have cured such default, and additional written demands concerning such default shall not be required until such default is cured.

2.Terms of Limited Guarantee.

(a)  This Limited Guarantee is one of payment, not collection, and, subject to Section 1, a separate action or actions may be brought and prosecuted against the Guarantors to enforce this Limited Guarantee, irrespective of whether any action is brought against Parent or Merger Sub or any other Person, or whether Parent or Merger Sub or any other Person are joined in any such action or actions.

(b)  The liability of the Guarantors under this Limited Guarantee shall, to the fullest extent permitted under applicable Law, be absolute and unconditional irrespective of:

(i)  the value, genuineness, regularity, illegality or enforceability of the Merger Agreement or any other agreement or instrument referred to herein (other than in the case of (A) fraud or willful misconduct by the Company, (B) defenses to the payment of the Guaranteed Obligations that are available to Parent or Merger Sub under the Merger Agreement, or (C) any attempt by the Company or any Person acting on its behalf to seek to impose liability upon the Guarantors in violation of the provisions set forth in Section 4 below);

(ii)  any release or discharge of any obligation of Parent or Merger  Sub contained in the Merger Agreement resulting from any change in the corporate existence of Parent or Merger Sub, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent or Merger Sub or any of their assets;

(iii)  except as provided in Section 6(c), any amendment or modification of the Merger Agreement, or change in the manner, place or terms of payment or performance, or any change or extension of the time of payment or performance of, renewal or alteration of, any Guaranteed Obligation, any escrow arrangement or other security therefor, any liability incurred directly or indirectly in respect thereof, or any amendment or waiver of or any consent to any departure from the terms of the Merger Agreement or the documents entered into in connection therewith;

(iv)  the existence of any claim, set-off or other right that the Guarantors may have at any time against Parent, Merger Sub or the Company, whether in connection with any Guaranteed Obligation or otherwise; or

(v)  any other act or omission that may or might in any manner or to any extent vary the risk of the Guarantors or otherwise operate as a discharge of the Guarantors as a matter of law or equity (other than payment of the Guaranteed Obligations); provided, that notwithstanding any other provision of this Limited Guaranty, the Company hereby agrees that the Guarantors may assert, as a defense to, or release or discharge of, any payment or performance by the Guarantors under this Limited Guaranty, any claim, set-off, deduction, defense or release that Parent or Merger Sub could assert against the Company under the terms of, or with respect to, the Merger Agreement that would relieve each of Parent and Merger Sub of its obligations under the Merger Agreement.

(c)  The Guarantors hereby waive any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by the Company upon this Limited Guarantee or acceptance of this Limited Guarantee.  Without expanding the obligations of the Guarantors hereunder, the Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Limited Guarantee, and all dealings

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between Parent, Merger Sub or the Guarantors, on the one hand, and the Company, on the other, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Limited Guarantee.  Each Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits.  Except as expressly provided herein, when pursuing its rights and remedies hereunder against the Guarantors, the Company shall be under no obligation to pursue such rights and remedies it may have against Parent or Merger Sub or any other Person for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by the Company to pursue such other rights or remedies or to collect any payments from Parent or Merger Sub or any such other Person or to realize upon or to exercise any such right of offset, and any release by the Company of Parent or Merger Sub or any such other Person or any right of offset, shall not relieve the Guarantors of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of Law, of the Company.

(d)  The Company shall not be obligated to make any demand upon or provide any notice to the Parent or Merger Sub or file any claim relating to any Guaranteed Obligation in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to make any demand, provide any notice or file any claim shall not affect the Guarantors’ obligations hereunder.  In the event that any payment to the Company in respect of any Guaranteed Obligation hereunder is rescinded or must otherwise be returned for any reason whatsoever, the Guarantors shall remain liable hereunder with respect to the Guaranteed Obligation as if such payment had not been made so long as this Limited Guaranteed has not been terminated.

3.Waiver of Acceptance, Presentment, etc.  The Guarantors hereby expressly waive any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Company.  The Guarantors waive promptness, diligence, notice of the acceptance of this Limited Guarantee and of any Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Guaranteed Obligations and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent or any other Person interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally.

           4.Sole Remedy.

(a)  The Guarantors shall not have any obligation or liability to any Person relating to, arising out of or in connection with this Limited Guarantee other than as expressly set forth herein.  The Company further agrees that it has no right of recovery against, and no personal liability shall attach to, any former, current or future, direct or indirect director, officer, employee, agent or Affiliates of any Guarantor, Parent or Merger Sub, any former, current or future, direct or indirect holder of any equity interests or securities of any Guarantor, Parent or Merger Sub (whether such holder is a limited or

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general partner, member, stockholder or otherwise) or any former, current or future assignee of any Guarantor, Parent or Merger Sub or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate, controlling person, representative or assignee of any of the foregoing, through Parent or Merger Sub or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent or Merger Sub against the stockholders or Affiliates of any Guarantor, Parent or Merger Sub or otherwise in respect of any liabilities or obligations relating to, arising out of or in connection with, this Limited Guarantee, except for its rights against Guarantors under this Limited Guarantee; provided, that in the event any Guarantor (i) consolidates with or merges with any other Person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any Person such that the sum of such Guarantor’s remaining net assets plus uncalled capital is less than the Maximum Amount, then, and in each such case, the Company may seek recourse, whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding or by virtue of any applicable Law, against such continuing or surviving entity or such Person (in either case, a “Successor Entity”), as the case may be, but only to the extent of the liability of such Guarantor hereunder.  Except for Guarantee Claims, Merger Agreement Claims and Equity Commitment Claims (each as defined below), recourse against the Guarantors and any Successor Entity under this Limited Guarantee shall be the sole and exclusive remedy of the Company and all of its Affiliates and subsidiaries against the Guarantors and any of their respective Affiliates in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby.

(b)  The Company hereby covenants and agrees that it shall not institute, and shall cause its respective Affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Sponsor Guarantees, the Merger Agreement, the Equity Funding Letters or the transactions contemplated thereby, against the Guarantors or the guarantors under any other Sponsor Guarantee (collectively, the “Sponsor Guarantors”) or any of their respective Affiliates except for (i) claims by the Company against a Sponsor Guarantor and any Successor Entity under and in accordance with its Sponsor Guarantee (“Guarantee Claims”), (ii) claims by the Company against Parent or Merger Sub under and in accordance with the Merger Agreement (“Merger Agreement Claims”) or (iii) to the extent (but only to the extent) the Company is expressly entitled under the Merger Agreement to cause Parent to enforce the Equity Funding Letters in accordance with the terms thereof, claims by the Company against Parent seeking to cause Parent to enforce the Equity Funding Letters in accordance with their terms (“Equity Commitment Claims”), and the Company hereby, on behalf of itself and its Affiliates, waives any and all claims arising under, or in connection with, the Sponsor Guarantees, the Merger Agreement, the Equity Funding Letters or the transactions contemplated thereby against the Sponsor Guarantors or any of their respective Affiliates and releases such Persons from such claims, in each case, except for Guarantee Claims, Merger Agreement Claims or Equity Commitment Claims.  Nothing set forth in this Limited Guarantee shall affect or be construed to affect any liability of Parent or Merger Sub to the Company or shall confer or give or shall be construed to confer or give to any Person other than the Company (including any Person acting in a

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representative capacity) any rights or remedies against any Person other than the Guarantors and any Successor Entity under this Limited Guarantee as expressly set forth herein.

5.Subrogation.  The Guarantors will not exercise against Parent or Merger Sub any rights of subrogation or contribution, whether arising by contract or operation of Law (including, without limitation, any such right arising under bankruptcy or insolvency Laws) or otherwise, by reason of any payment by it pursuant to the provisions of Section 1 unless and until the Guaranteed Obligations have been paid in full.

           6.Termination.  This Limited Guarantee shall terminate, and no Guarantor shall have any further liability or obligation under this Limited Guarantee from and after the earliest to occur of (a) the Closing, (b) with respect to the Parent Termination Fee Obligations, upon the expiration of sixty (60) calendar days after the termination of the Merger Agreement, unless the Company has filed a Performance Demand with respect thereto before the end of such sixty (60) calendar day period, (c) with respect to the Reimbursement Obligations, upon the expiration of one hundred eighty (180) calendar days after the termination of the Merger Agreement, unless the Company has filed a Performance Demand with respect thereto before the end of such one hundred eighty (180) calendar day period, (d) any termination of the Equity Funding Letter delivered by the Guarantors to Parent in accordance with the terms thereof (other than pursuant to clause (A) or clause (G) of the fifth paragraph thereof) and (e) the Company or any Person acting on its behalf (i) seeks to impose liability upon any Guarantor in excess of that provided in Section 1 or upon any other Person in violation of Section 4, (ii) seeks to impose liability upon any other Sponsor Guarantor in excess of that provided in Section 1 of such Sponsor Guarantor’s Sponsor Guarantee or upon any other Person in violation of Section 4 of such Sponsor Guarantor’s Sponsor Guarantee or (iii) otherwise challenges any limit on the liability of any Sponsor Guarantor or any other Person under any Sponsor Guarantee or under any Equity Funding Letter delivered by a Sponsor Guarantor in connection with the Merger Agreement or makes any claim arising under, or in connection with, the Sponsor Guarantees, the Merger Agreement, the Equity Funding Letters or the transactions contemplated thereby, other than a Guarantee Claim, a Merger Agreement Claim or an Equity Commitment Claim.

7.Continuing Guarantee.  Unless terminated pursuant to the provisions of Section 6, this Limited Guarantee is a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations, shall be binding upon each Guarantor, its successors and assigns, and any Successor Entity, and shall inure to the benefit of, and be enforceable by, the Company and its permitted successors, transferees and assigns.  All obligations to which this Limited Guarantee applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon.

8.Expenses.   The Guarantors agree, subject to the Maximum Amount, to pay on demand all reasonable fees and out-of-pocket expenses (including the reasonable fees and out-of-pocket expenses of the Company’s counsel) incurred by the Company in connection with the enforcement of the rights of the Company hereunder; provided, that the Guarantors shall not be liable for any expenses of the Company under this Section 8 (and all monies paid to the Guarantors pursuant to this Limited Guarantee, if any, shall be returned) to the extent it is finally

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determined by a court of competent jurisdiction that no payment under this Limited Guarantee is due.

9.Entire Agreement.  This Limited Guarantee and the Equity Funding Letter to which the Guarantors are party constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.  This Limited Guarantee is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies.

10.Amendment; Waivers, etc.  No amendment, modification or discharge of this Limited Guarantee, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought.  Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time.  The waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Limited Guarantee or a failure to or delay in exercising any right or privilege hereunder, shall not be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.  The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at Law or in equity.

11.Counterparts.  This Limited Guarantee may be executed in multiple counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Limited Guarantee by facsimile or other means of electronic transmission shall be as effective as delivery of a manually executed counterpart.

12.Notices.  All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt, provided that any notice received on any Business Day after 5:00 p.m., local time, or on any non-Business Day, shall be deemed to have been received at 9:00 a.m., local time, on the next Business Day) by hand delivery, by prepaid overnight courier (providing written proof of delivery), by confirmed facsimile transmission or by certified or registered mail (return receipt requested and first class postage prepaid), addressed as follows:

(a)if to the Company,

Novell, Inc.
404 Wyman Street, Suite 500
Waltham, MA  02451
Fax:  (781) 464-8062
Attention:  Scott N. Semel

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
1 Beacon Street

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Boston, Massachusetts  02108
Fax:  (617) 573-4822
Attention:  Margaret A. Brown

if to the Guarantors,

Elliott Associates, L.P.
712 Fifth Avenue, 36th Floor
New York, New York 10019
Fax:  (212) 478-2871
Telephone:  (212) 506-2999
Attention: Jesse Cohn

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York  10019
Fax:  (212) 492-0257
Telephone:  (212) 373-3257
Attention: Robert B. Schumer and Steven J. Williams

or to such other address or facsimile number for a party as shall be specified in a notice given in accordance with this Section 12.

13.Governing Law.  This Limited Guarantee shall be governed and construed in accordance with the laws of the State of Delaware applicable to contracts to be made and performed entirely therein without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.

14.Consent to Jurisdiction, etc.  Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Limited Guarantee or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal court of the United States of America sitting in the State of Delaware), (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting

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in the State of Delaware), and (iv) waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware).  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

15.Waiver of Jury Trial.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LIMITED GUARANTEE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LIMITED GUARANTEE OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS LIMITED GUARANTEE BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15.

16.Representations and Warranties.  The Guarantors hereby represent and warrant to the Company that: (a) the execution and delivery of this Limited Guarantee by the Guarantors has been duly and validly authorized and approved by all necessary action, and no other proceedings or actions on the part of the Guarantors are necessary therefor; (b) this Limited Guarantee has been duly and validly executed and delivered by it; (c) this Limited Guarantee constitutes a legal, valid and binding obligation of the Guarantors enforceable against the Guarantors in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); and (d) the Guarantors have the financial capacity to pay and perform their obligations under this Limited Guarantee, and all funds (including in the form of unfunded capital commitments) necessary for the Guarantors to fulfill their obligations under this Limited Guarantee shall be available to the Guarantors when due for so long as this Limited Guarantee shall remain in effect in accordance with Section 7.

17.No Assignment.  The commitment evidenced by this Limited Guarantee shall not be assignable the Company without the Guarantors’ prior written consent, and the granting of such consent in any given instance shall be solely in the discretion of the Guarantors and, if granted, shall not constitute a waiver of the consent requirement as to any subsequent assignment.  Neither the Guarantors nor the Company may assign or delegate its rights, interests or obligations hereunder to any other Person without the prior written consent of the other party hereto; provided that the Guarantors reserve the right to assign all or any portion of their obligation hereunder to one or more of their respective Affiliates; provided, further, however,

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that no assignment hereunder shall relieve the Guarantors from their obligations hereunder unless and until the termination of this Limited Guarantee in accordance with its terms or the satisfaction in full of the Guaranteed Obligations.  Any purported assignment of this commitment in contravention of this Section 17 shall be void.

18.Severability.  If any provision, including any phrase, sentence, clause, section or subsection, of this Limited Guarantee is invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provisions in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative, or unenforceable to any extent whatsoever; provided, that this Limited Guarantee may not be enforced without giving effect to the limitation of the amount payable hereunder to the Maximum Amount provided in Section 1 hereof and to the provisions of Section 4 and Section 6.  No party shall assert, and each party shall cause its respective Affiliates not to assert, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable.

19.Headings.  The headings contained in this Limited Guarantee are for convenience purposes only and will not in any way affect the meaning or interpretation hereof.

                20.    Relationship of the Parties; Several Liability.  Each party acknowledges and agrees that (a) this Limited Guarantee is not intended to, and does not, create any agency, partnership, fiduciary or joint venture relationship between or among any of the parties hereto and neither this Limited Guarantee nor any other document or agreement entered into by any party hereto relating to the subject matter hereof shall be construed to suggest otherwise and (b) the obligations of each of the Guarantors under this Limited Guaranty are solely contractual in nature. Notwithstanding anything to the contrary contained in this Limited Guarantee, the liability of each Guarantor hereunder shall be several, not joint and several, based upon its respective Pro Rata Percentage, and no Guarantor shall be liable for any amount hereunder in excess of its Pro Rata Percentage of the lesser of (i) the Maximum Amount and (ii) the aggregate amount payable by the Guarantors hereunder.  The “Pro Rata Percentage” for each Guarantor is as set forth below:

Elliott Associates, L.P.	39.00%
Elliott International, L.P.	61.00%

In no event shall Parent, Sub or any Guarantor be considered an “Affiliate”, “security holder” or “representative” of the Company for any purpose of this Limited Guaranty.

[Remainder of this page intentionally left blank; the next page is the signature page]

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IN WITNESS WHEREOF, the undersigned have executed and delivered this Limited Guarantee as of the date first written above.

Elliott Associates, L.P.

By: Elliott Capital Advisors, L.P., its
       General Partner

By: Braxton Associates, Inc., its General
       Partner

By: /s/ Elliot Greenberg
    Name:Elliot Greenberg
    Title:       Vice President

Elliott International, L.P.

By:Elliott International Capital
           Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
    Name:Elliot Greenberg
    Title:       Vice President

EXHIBIT G

EXECUTION COPY

Elliott Associates, L.P.
Elliott International, L.P.
712 Fifth Avenue
New York, NY 10019

November 21, 2010

Francisco Partners, L.P.
Francisco Partners Fund A, L.P.
c/o Francisco Partners GP, LLC
2882 Sand Hill Road
Suite 280
Menlo Park, California 94025

Ladies and Gentlemen:

Reference is made to (a) that Investment Agreement, dated as of November 21, 2010 (the “Investment Agreement”), by and among Wizard Parent LLC, a Delaware limited liability company (“Wizard”), Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), and Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International” and, together with Elliott Associates, the “Elliott Parties”) and (b) that Interim Sponsors Agreement, dated as of November 21, 2010 (the “Sponsors Agreement”), by and among the Elliott Parties, Francisco Partners, L.P., a Delaware limited partnership (“FP”), Francisco Partners Fund A, L.P. (“FP Fund A” and, together with FP, the “Francisco Parties”) and the other sponsors party thereto.  Capitalized terms used but not otherwise defined in this letter agreement (this “Agreement”) shall have the meanings ascribed to such terms under the Investment Agreement.

The Elliott Parties and the Francisco Parties hereby agree that, concurrently with the Contribution Closing, the Elliott Parties shall, in addition to the amounts included in the Contribution, have the obligation to contribute, and shall have the right to contribute, to a newly formed Delaware limited liability company (the “New LLC”), shares of Company Common Stock (the “LLC Contributed Shares”) having an aggregate value, based on the Merger Consideration (as the Merger Consideration may be increased by any amendment to the Merger Agreement or otherwise following the date of this Agreement) of $15,000,000 (such contribution, the “LLC Contribution”).  Immediately following the LLC Contribution, the New LLC shall, and Francisco shall cause the New LLC to, contribute the LLC Contributed Shares to Wizard in exchange for New Money Units having an aggregate liquidation preference of $15,000,000.

Effective as of the LLC Contribution, (i) Francisco shall be the Managing Member of the New LLC and shall have all rights to govern the New LLC (provided that the operating agreement of the New LLC shall provide such customary protections as are necessary to replicate, from an economic perspective, the direct ownership of New Money Units by the Elliott Parties, including (A) the New LLC shall not conduct any business or enter into any transaction other than matters incidental to its ownership of the New Money Units issued in respect of the LLC Contributed Shares and (B) such New Money Units shall be treated in a similar and proportionate manner as all other New Money Units held by the Francisco Parties (including with respect to voting and disposition thereof)), and (ii) the Elliott Parties shall be the Economic Members of the New LLC and shall have all rights to the economic interests of the New LLC (including distributions made to the New LLC in respect of New Money Units).  Prior to the LLC Contribution, Francisco and the Elliott Parties shall negotiate and prepare the limited liability agreement (or an amendment thereto) of the New LLC in good faith to reflect the terms of this Agreement.

Each of the Elliott Parties acknowledges and agrees that the Francisco Parties are entering into the Sponsors Agreement, an Equity Commitment Letter (as defined in the Sponsors Agreement) and a Limited Guarantee (as defined in the Sponsors Agreement), and incurring liability thereunder, reflecting the full amount of the Francisco Parties’ Contribution Obligation (as defined in their Equity Commitment Letter), without reduction for the amount of the LLC Contribution.  Accordingly, each of the Elliott Parties hereby agrees to bear such Elliott Party’s Pro Rata Share (as defined below) of any obligation of any Francisco Party under (a) the Francisco Parties’ Equity Commitment Letter (it being understood that, notwithstanding any provision of the Francisco Parties' Equity Commitment Letter, the Elliott Parties will satisfy their portion of such obligation through the contribution of Company Common Stock, as provided above), (b) the Francisco Parties’ Limited Guarantee or (c) the Sponsors Agreement (excluding, in each case, any such obligation to the extent resulting from or arising out of or in connection with any breach by any Francisco Party of the Francisco Parties’ Equity Commitment Letter, the Francisco Parties’ Limited Guarantee or the Sponsors Agreement and is in excess of the amount that the Elliot Parties would have been obligated to satisfy absent such breach (in each case, except to the extent such breach resulted from breach of this Agreement by the Elliott Parties)).  For purposes of this Agreement, the “Pro Rata Share” of (i) Elliott Associates shall be equal to a fraction, the numerator of which is $5,850,000 and the denominator of which is the Contribution Obligation set forth in the Francisco Parties’ Equity Commitment Letter and (ii) of Elliott International shall be equal to a fraction, the numerator of which is $9,150,000 and the denominator of which is the Contribution Obligation set forth in the Francisco Parties’ Equity Commitment Letter.

This Agreement shall terminate,  and no party shall have any further liability or obligation under this Agreement, upon the termination of the Elliott Parties’ Equity Commitment Letter in accordance with the terms thereof, except that the obligations of the Elliott Parties to indemnify and hold harmless the Francisco Parties in accordance with the previous paragraph in respect of the Francisco Parties’ Limited Guarantee or the Sponsors Agreement shall terminate, and no party shall have any further liability or obligation under this Agreement with respect to such obligations, upon the termination of the Elliott Parties’ Limited Guarantee.

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IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date first above written.

Elliott Associates, L.P.

By: Elliott Capital Advisors, L.P., its
       General Partner

By: Braxton Associates, Inc., its General
       Partner

By: /s/ Elliot Greenberg
    Name:Elliot Greenberg
    Title:       Vice President

Elliott International, L.P.

By:Elliott International Capital
           Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
    Name:Elliot Greenberg
    Title:       Vice President

[Elliott Signature Page to Side Letter Agreement]

FRANCISCO PARTNERS, L.P.

By:  Francisco GP, LLC, its General Partner

By:  /s/ David R. Golob
        Name: David R. Golob
        Title: Partner

EXHIBIT H

EXECUTION COPY

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is made and entered into as of November 21, 2010 between Attachmate Corporation, a Washington corporation (“Parent”), and Longview Software Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), on the one hand, and the undersigned stockholder (“Stockholder”) of Novell, Inc., a Delaware corporation (the “Company”), on the other hand.  Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, pursuant to an Agreement and Plan of Merger, dated as of the date hereof, by and among Parent, Merger Sub and the Company (the “Merger Agreement”), Parent has agreed to acquire all of the outstanding shares of Company Common Stock pursuant to a statutory merger of Merger Sub with and into the Company in which all of the outstanding shares of Company Common Stock will be converted into the right to receive the Merger Consideration;

WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement and as an inducement and in consideration therefor, Stockholder has agreed to enter into this Agreement; and

WHEREAS, Stockholder is the record or beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of that number of shares of Company Common Stock set forth on the signature page of this Agreement (the “Shares”) (such Shares, together with any New Shares (as defined in Section 1.2 hereof), being referred to herein as the “Subject Shares”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Agreement to Retain Subject Shares.

1.1. Prior to the Expiration Date (as defined below), Stockholder shall not: (a) transfer, assign, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing, any or all of the Subject Shares or any right or interest therein (“Transfer”); (b) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (c) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Subject Shares (other than the proxy contemplated in Section 3 hereof); or (d) deposit any of the Subject Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Subject Shares; provided, however, that Stockholder (and any permitted transferee hereunder) may Transfer any or all of the Subject Shares to any Affiliate of such Stockholder if such Affiliate provides Parent and Merger Sub with a written agreement to be bound by the terms of this Agreement and to hold such Subject Shares subject to all terms of this Agreement, in each case, as if it were Stockholder.  As used herein, the term “Expiration Date” shall mean the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with the terms thereof and (iii) any termination of the Equity Funding Letter delivered by such Stockholder to Parent (the “Commitment Letter”).

1.2. “New Shares” means:

(a) any shares of capital stock or voting securities of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership (whether through the exercise of any options, warrants or other rights to purchase Company Common Stock or otherwise) after the date of this Agreement and prior to the Expiration Date; and

(b) any shares of capital stock or voting securities of the Company that Stockholder becomes the beneficial owner of as a result of any change in Company Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, reorganization, business combination, consolidation, exchange of shares, or any similar transaction or other change in the capital structure of the Company affecting Company Common Stock.

Notwithstanding anything in this Agreement to the contrary, it is understood and agreed that neither the term “Subject Shares” nor the term “New Shares” shall include any cash-settled notional principal amount derivative agreement in respect of Company Common Stock or any other similar cash-settled security or instrument.

2. Agreement to Vote Subject Shares and Take Certain Other Action.

2.1. Prior to the Expiration Date, at every meeting of the stockholders of the Company, however called, at which any of the following matters is considered or voted upon, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following matters, Stockholder shall vote or give written consent or, using Stockholder’s reasonable best efforts, cause the holder of record to vote or give written consent with respect to the Subject Shares:

(a) in favor of adoption of the Merger Agreement and the transactions contemplated thereby;

(b) against approval of any proposal made in opposition to or competition with consummation of the Merger and the Merger Agreement, including any Acquisition Proposal (an “Acquisition Transaction”);

(c) against any transaction of the type described in the definition of “Acquisition Proposal” in the Merger Agreement from any party other than Parent or an Affiliate of Parent as contemplated by the Merger Agreement;

(d) against any other proposal that is intended to, or is reasonably likely to, result in the conditions of Parent’s or Merger Sub’s obligations under the Merger Agreement not being fulfilled;

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(e) against any amendment of the Company’s certificate of incorporation or by-laws that is not requested or expressly approved by Parent; and

(f) against any dissolution, liquidation or winding up of the Company.

2.2. Prior to the Expiration Date, Stockholder, as the holder of voting stock of the Company, shall be present, in person or by the proxy contemplated in Section 3 hereof, or, instruct the holder of record to be present, in person or by the proxy contemplated in Section 3 hereof, at all meetings of stockholders of the Company at which any of the matters referred to in Section 2.1 hereof is to be voted upon so that all Subject Shares are counted for the purposes of determining the presence of a quorum at such meetings.

2.3. Between the date of this Agreement and the Expiration Date, Stockholder will not, and will not permit any entity under Stockholder’s control to, (a) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Rule 14a-1 under the Exchange Act) with respect to an Opposing Proposal (as defined below), (b) initiate a stockholders’ vote with respect to an Opposing Proposal or (c) except by virtue of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company with respect to an Opposing Proposal.  For purposes of this Agreement, the term “Opposing Proposal” means any of the actions or proposals described in clauses (b) through (f) of Section 2.1 of this Agreement, along with any proposal or action which would, or could reasonably be expected to, impede, frustrate, prevent, prohibit or discourage any of the transactions contemplated by the Merger Agreement.

3. Grant of Irrevocable Proxy Coupled with an Interest.

3.1. Solely in the event of a failure by Stockholder to act in accordance with Stockholder’s obligations as to voting or executing a written consent pursuant to Section 2.1 of this Agreement, Stockholder revokes any and all other proxies or powers of attorney in respect of any Subject Shares during the period commencing on the date hereof and ending on the Expiration Date and agrees that, during the period commencing on the date hereof and ending on the Expiration Date, Stockholder hereby irrevocably appoints Parent, Merger Sub or any individual designated in writing by Parent or Merger Sub as Stockholder’s agent, attorney-in-fact and proxy (with full power of substitution), for and in the name, place and stead of Stockholder, in each case solely for the purpose of voting (or causing to be voted) the Subject Shares held beneficially or of record by Stockholder, in the manner set forth in Section 2, at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company.

3.2. Stockholder hereby affirms that the proxy set forth in this Section 3 is irrevocable, is coupled with an interest, and is granted in consideration of Parent and Merger Sub entering into the Merger Agreement.

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3.3. During the term of the proxy granted hereunder, the vote of the proxyholder shall control in any conflict between the vote by the proxyholder of Stockholder’s Subject Shares and a vote by Stockholder of Stockholder’s Subject Shares.

3.4. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholder, and Parent shall have no authority to exercise any power or authority to direct the Stockholder in the voting of any of the Shares, except as otherwise specifically provided herein.

4. No Solicitation.  In consideration of Parent’s and Merger Sub’s significant expenses incurred (and to be incurred) in connection with the Merger, Stockholder agrees that, from the date of this Agreement until (a) 5:00 p.m. (New York City time) on the date that is 45 calendar days following the Expiration Date, if such Expiration Date resulted directly or indirectly from a Qualifying Termination (as defined below) or (b) the Expiration Date, if such Expiration Date resulted from any other event, Stockholder shall not, shall cause Stockholder’s employees, officers and directors not to, and shall instruct Stockholder’s other agents, representatives and advisors, as applicable, not to initiate, solicit, entertain, promote, negotiate, knowingly aid, accept, enter or agree into or discuss, directly or indirectly, with any third party (other than Parent, Parent’s stockholders and their respective Affiliates) any proposal, arrangement, agreement or offer regarding an Acquisition Proposal or Acquisition Transaction (including providing any financing with respect thereto); provided, however, that nothing in this Agreement shall restrict Stockholder or any of its Affiliates from selling shares of Company Common Stock in public market transactions, including any tender or exchange offer made available to all holders of shares of Company Common Stock, after any termination of the Merger Agreement.  For purposes of this Agreement, “Qualifying Termination” means a termination of the Merger Agreement (i) by the Company pursuant to Section 8.1(c)(ii) thereof, (ii) by Parent pursuant to Section 8.1(d)(ii) or Section 8.1(d)(iii) thereof, (iii) by the Company pursuant to Section 8.1(b)(i) thereof if, at the time of such termination, a Termination Fee may become payable pursuant to Section 8.2(b)(iv) or Section 8.2(b)(v) thereof or (iv) by the Company pursuant to Section 8.1(b)(iii) thereof if, at the time of such termination, a Termination Fee may become payable pursuant to Section 8.2(b)(iii) thereof.

5. Representations and Warranties of Stockholder.  Stockholder hereby represents and warrants and covenants to Parent as follows:

5.1. (a) Stockholder is the record or beneficial owner of the Subject Shares set forth on the signature page hereto; (b) except as previously disclosed by Stockholder or its Affiliate on Schedule 13D under the Exchange Act, the Subject Shares set forth on the signature page hereto constitute Stockholder’s entire interest in the outstanding capital stock and voting securities of the Company as of the date hereof; (c) the Subject Shares are, and will be, at all times up until the Expiration Date, free and clear of any material liens, claims, options, charges, security interests, proxies, voting trusts, agreements, understandings or arrangements, or exercise of any rights of a stockholder in respect of

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the Subject Shares or other encumbrances (other than as contemplated by this Agreement, by the Commitment Letter or by the Investment Agreement (as defined in the Commitment Letter)); (d) Stockholder has, directly or indirectly, voting power and the power of disposition with respect to all of the Subject Shares set forth on the signature page hereto; and (e) Stockholder’s principal residence or place of business is accurately set forth on the signature page hereto.

5.2. Stockholder has full power and legal capacity to execute and deliver this Agreement and to comply with and perform Stockholder’s obligations hereunder.  This Agreement has been duly and validly executed and delivered by Stockholder and constitutes the valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject, as to enforcement, to applicable bankruptcy, insolvency, fraudulent transfer or similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.  The execution and delivery of this Agreement by Stockholder does not, and the performance of Stockholder’s obligations hereunder will not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right to terminate, amend, accelerate or cancel any right or obligation under, or result in the creation of any lien or encumbrance on any Subject Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Stockholder is a party or by which Stockholder or the Subject Shares are bound or affected, in each case except as would not interfere in any material respect with Stockholder’s performance of its obligations under this Agreement.

5.3. Stockholder understands and agrees that if Stockholder attempts to transfer, vote or provide any other person with the authority to vote any of the Subject Shares other than in compliance with this Agreement, the Company shall not, and Stockholder hereby unconditionally and irrevocably instructs the Company to not, (a) permit any such transfer on its books and records, (b) issue a new certificate representing any of the Subject Shares or (c) record such vote unless and until Stockholder shall have complied with the terms of this Agreement.

6. No Impairment of Rights.  Notwithstanding anything contained herein to the contrary, nothing in this Agreement shall limit or restrict Stockholder from voting in Stockholder’s sole discretion on any matter other than the matters referred to in Section 2.1 hereof.

7. Severability.  If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an

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acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

8. Binding Effect and Assignment.  Except as otherwise provided under Section 1.1, neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any party without the prior written consent of the other party; provided, however, Parent may, in its sole discretion, assign its rights and obligations hereunder to any wholly owned Affiliate of Parent concurrent with a corresponding assignment of the rights and obligations of Parent under the Merger Agreement.  Any assignment in violation of the preceding sentence shall be void.  Subject to the two preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

9. Amendment and Modification.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

10. Specific Performance; Injunctive Relief.  The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein.  Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to seek enforcement of such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity and Stockholder hereby waives any requirement for the security or posting of any bond in connection with such enforcement.

11. Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, via facsimile (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Stockholder, at the address set forth below on Stockholder’s signature page at the end hereof with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attention:Robert B. Schumer
                       Steven J. Williams
Facsimile No.:  (212) 757-3990

If to Parent or Merger Sub, to:

1500 Dexter Avenue North
Seattle, Washington 98109
Facsimile:(206) 272-1502
Attention:Jeff Hawn, Chief Executive Officer

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with a copy (which shall not constitute notice) to:

Jones Day
1420 Peachtree Street, N.E.
Suite 800
Atlanta, Georgia  30309-3053
Facsimile:(404) 581-8330
Attention:Bryan E. Davis

and

Jones Day
222 East 41st Street
New York, New York  10017-6702
Facsimile:(212) 755-7306
Attention:Marilyn W. Sonnie

and

Kirkland & Ellis LLP
555 California Street, 27th Floor
San Francisco, California  94104
Facsimile:(415) 439-1500
Attention:Stephen D. Oetgen & Jeremy M. Veit

or to such other address as any party hereto may designate for itself by notice given as herein provided.

12. Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

13. No Waiver.  The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

14. Entire Agreement; No Third-Party Beneficiaries.  This Agreement (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) is not intended to confer upon any Person other than the parties any rights or remedies.

15. Counterpart.  This Agreement may be executed by facsimile

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signature and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

16. Effect of Headings.  The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

[Signature page follows]

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IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be executed and delivered as of the date first above written.

Signature:                                                                              Elliott Associates, L.P.

By: Elliott Capital Advisors, L.P., its
      General Partner

By: Braxton Associates, Inc., its General
       Partner

By: /s/ Elliot Greenberg
    Name:Elliot Greenberg
    Title:       Vice President

Elliott International, L.P.

By:Elliott International Capital
           Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
    Name:Elliot Greenberg
    Title:       Vice President

Street Address:c/o Elliott Management Corporation
                                                 712 Fifth Avenue

City, State and Zip:New York, New York 10019

Facsimile Number:                  (212) 478-2871

Subject Shares owned on the date hereof:

24,700,000 shares of Company Common Stock

    -0-    shares of Company Common Stock issuable upon the exercise of outstanding options, warrants or other rights.

[Elliott Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be executed and delivered as of the date first above written.

Signature:                                                                             Attachmate Corporation

By: /s/ Jeff Hawn
                                                                                                       Name: Jeff Hawn
                                                                                                       Title: President

Longview Software Acquisition Corp.

By: /s/ Jeff Hawn
                                                                                                       Name: Jeff Hawn
                                                                                                       Title: President

[Signature Page to Voting Agreement]